Form 10-K, Exhibit 13
period 1996-12-31
DIAMOND HOME SERVICES INC
filed 1997-03-31
CIK 1012442

EXHIBIT 13.1


Selected Financial Data

(Unaudited)

For the years ended December 31
(In $ thousands, except earnings per share amounts)

                                                               1996              1995             1994             1993*
                 Net Sales                                   $ 157,068        $ 124,848         $ 94,186       $   20,548
                 Operating Income                               10,989            6,795            2,951          (1,179)
                 Net Income                                      6,815            3,735            1,995          (1,179)
                 Net Income per Share                             0.88             0.60             0.22           (0.12)

                 At year end:
                 Working Capital (Deficit)                      22,490          (4,814)          (8,324)               42
                 Total Assets                                   58,793           30,143           29,275            4,837
                 Debt                                            1,662            6,216           15,553            1,187
                 Stockholders' Equity                           36,236            4,833              936             (979)

                 Number of Sales Associates                        678              631              496              260
                 Number of Independent Installers                1,300            1,315            1,003              389
                 Number of Employees                             1,260            1,109              857              458
                 Number of Jobs Sold                            64,338           55,261           37,510            7,294
                 Net Sales per Employee                      $ 124,657       $  112,577        $ 109,902        $  44,865

* Period from June 1, 1993, inception of the Company's operations, to December 31, 1993


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Unaudited)

Overview

The Company has achieved record net sales and earnings in each of the past three years. Net sales increased $62.9 million, from $94.2 million in 1994 to $157.1 million in 1996. Operating income increased $8.0 million, from $3.0 million in 1994 to $11.0 million in 1996. Net income increased
$4.8 million, from $2.0 million in 1994 to $6.8 million in 1996. The growth in net sales and income was attributable to increases in sales lead generation, number of sales associates, number of independent installers and, new in 1996, credit participation fee income negotiated with third-party finance companies and finance interest income from the Company's recently-formed consumer finance subsidiary, Marquise Financial - all aimed at executing on the Company's strategy to participate in the consolidation of the large installed home improvement industry.

Stockholders' equity has increased $35.3 million, from $936 thousand at December 31, 1994, to $36.2 million at December 31, 1996. During this three-year period, the Company 1) successfully completed, in June 1996, its initial public offering resulting in an infusion of cash of $33.0 million, 2) repurchased, in September 1994, 42.2% of its common stock and, 3) launched and funded its own consumer finance subsidiary. Cash flow from operating activities during the period aggregated $19.9 million.

Results of Operations
Fiscal 1996 Compared to Fiscal 1995

Net Sales

Net sales increased $32.2 million, or 25.8%, from $124.8 million in 1995 to $157.1 million in 1996. Approximately 48.5% of the increase in net sales was attributable to roofing and gutter products and services, net sales of which increased $15.7 million to $102.8 million in 1996. Approximately 26.0% of the increase in net sales was attributable to fencing products and services, net sales of which increased $8.4 million to $26.3 million in 1996. Approximately 12.4% of the increase in net sales was attributable to garage door and entry door and other products and services, net sales of which increased $3.9 million to $23.8 million in 1996. The balance, 13.1% of the increase in net sales was due to credit participation fee income of $2.3 million primarily from Sears and its affiliates, which was payable beginning January 1, 1996, on installed sales financed by Sears and its affiliates and other third-party finance companies during 1996, and finance interest income of $1.9 million on receivables financed by the Company's newly-formed consumer finance subsidiary, Marquise Financial. The increase in net sales were due primarily to (a) an increase in the number of installations as the Company increased the number of installation crews operated by the increasing number of independent installers, (b) increased the average number of its sales associates during the comparative years from 599 to 707,
(c) increased prices in the first quarter 1996, and (d) new in 1996, credit participation fee and finance interest income. Backlog, defined as jobs sold but not installed, increased $5.6 million, or 60.9%, from $9.2 million at the end of December 1995 to $14.8 million at the end of December 1996.

Gross Profit

Gross profit increased $16.7 million, or 31.8%, from $52.6 million or 42.1% of net sales, in 1995 to $69.3 million, or 44.1% of net sales, in 1996. The increase in gross profit resulted from an increased number of installations, increased selling prices in the first quarter of 1996, increased balance of sales to higher margin products and services primarily fencing, credit participation fees and finance interest income, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $3.4 million, or 26.1%, from $13.0 million, or 10.4% of net installed sales, in 1995 to $16.4 million, or 10.7% of net installed sales, in 1996. The increase in the license fee incurred to Sears for 1996 was due to the increase in installed sales volume and an increase in the composite license fee rates related to the shift in balance of sales. Sears and the Company entered into a new three-year license agreement effective January 1, 1996. Among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rates, to be charged during the term of the license agreement. Gross profit before Sears license fee, credit participation fee and finance interest income increased $15.9 million, or 24.2%, from $65.6 million, or 52.5% of net installed sales, in 1995 to $81.5 million, or 53.3% of net installed sales, in 1996. The unit costs of materials, installation labor and warranty expense remained relatively constant during the year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $12.5 million, or 27.6%, from $45.3 million in 1995 to $57.8 million and, as a percentage of net sales, remained relatively constant at 36.3% in 1995 as compared to 36.8% in 1996. The increase in selling, general and administrative expenses resulted primarily from expenses associated with the increased sales volume, the increased number of Sales Associates, expenses associated with hiring of field operation personnel to support the expansion of the Company's core sales and installation business, the start-up and expansion of Marquise Financial and, in the fourth quarter, expenses related to hiring of senior personnel to direct and support the anticipated growth in 1997 and beyond. Direct advertising expenses increased $1.5 million from $6.3 million in 1995 to $7.8 million in 1996; and, as a percentage of net sales, however, direct advertising expense decreased from 5.0% in 1995 to 4.9% in 1996. Selling commission expense, including attendant payroll-related benefits, increased $3.1 million, or 24.1%, from $12.7 million in 1995 to $15.8 million in 1996; and, as a percentage of net installed sales, selling commission expense increased from 10.2% in 1995 to 10.3% in 1996. Sales representatives are compensated on a variable commission basis depending upon the type and gross profit of product sold. Performance-based compensation paid to officers and field operation managers increased
$156 thousand from $3.9 million in 1995 to $4.1 million in 1996 primarily due to increased operating income and sales. Management fees incurred to Globe decreased $247 thousand from $558 thousand in 1995 to $311 thousand for the first six months in 1996. The management fee agreement between Globe and the Company was terminated June 20, 1996. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative and operation payrolls and related costs and general expenses, increased $8.0 million, or 36.7%, from $21.8 million, or 17.5% of net sales, in 1995 to $29.8 million, or 18.9% of net sales, in 1996. This increase was primarily due to support personnel and services required to manage the Company's expanding infrastructure and start-up operations of the Company's captive finance subsidiary, Marquise Financial.

Amortization of Intangibles

Amortization of intangibles increased from $503 thousand in 1995 to $534 thousand in 1996. The amortization expense relates primarily to goodwill incurred in connection with the September 1994 stock repurchase from management.

Interest Income, net

Net interest income increased $593 thousand from $410 thousand net interest expense to $183 thousand in net interest income in 1996, primarily due to increased interest income from invested cash balances and the reduction of interest expense related to notes payable to certain of the Company's senior management in connection with the September 1994 stock repurchase from management. $4 million of notes payable to senior managers was repaid during the first six months of 1996.

Income Tax Provision

The Company's income tax provision increased from $2.7 million , or an effective rate of 41.5%, in 1995, to $4.4 million, or an effective tax rate of 39.0%, in 1996. The decrease in the effective income tax rate was primarily due to the reduction in amortization of intangibles, which are not deductible for income tax purposes, as a percentage of taxable income and, in the fourth quarter of 1996, in the effective state income tax rates paid to 44 states resulting from the change in income among states.

Fiscal 1995 Compared to Fiscal 1994


Net Sales

     Net sales increased $30.6 million, or 32.6%, from $94.2 million in 1994 to $124.8 million in 1995. Approximately 42.5% of the increase in net sales was attributable to roofing and gutter products and services, net sales of which increased $13.0 million to $87.1 million in 1995. The remaining increase in net sales was due to garage door and entry door products and services, net sales of which increased $7.1 million to $19.3 million in 1995 as well as fencing and other products and services, net sales of which increased $10.5 million to $18.4 million in 1995. These increases in net sales were due primarily to an increase in the number of installations which resulted from the first full-year impact of the Company's 55 sales offices and the opening of 15 new sales offices, an increase in Sales Associates from 496 to 631 and the addition of fencing in certain markets. Net sales also increased due to increased selling prices.

Gross Profit

     Gross profit increased $14.6 million, or 38.3%, from $38.0 million or 40.4% of net sales, in 1994 to $52.6 million, or 42.1% of net sales, in 1995. The increase in gross profit resulted from an increased number of installations and increased selling prices, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $5.6 million, or 75.7%, from $7.4 million, or 7.9% of net sales, in 1994 to $13.0 million, or 10.4% of net sales in 1995. The increase in the license fee incurred to Sears in 1995 was due to the increase in sales volume and an increase in the license fee rates. Sears and the Company entered into a new three-year license agreement effective January 1, 1996; among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rate, to be charged during the term of the license agreement. Gross profit before the Sears license fee increased $20.2 million, or 44.4%, from $45.4 million, or 48.3% of net sales, in 1994 to $65.6 million, or 52.5% of net sales, in 1995. The unit costs of materials, installation labor and warranty expense remained relatively constant during the period.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $10.5 million, or 30.1%, from $34.8 million in 1994 to $45.3 million in 1995 and as a percentage of net sales remained relatively constant at 37.0% in 1994 as compared to 36.3% in 1995. The increase in selling, general and administrative expenses resulted primarily from expenses associated with increased sales volume and the increased number of Sales Associates and, to a lesser extent, expenses related to the hiring of personnel to support the expansion of the infrastructure of the Company. Direct advertising expense increased from $6.1 million in 1994 to $6.3 million in 1995; as a percentage of net sales, however, direct advertising expense decreased from 6.5% in 1994 to 5.0% in 1995. Selling commission expense increased $2.5 million, or 30%, from $8.5 million in 1994 to $11.0 million in 1995; as a percentage of net sales however, selling commission expense decreased from 9.0% in 1994 to 8.8% in 1995. Sales representatives are compensated on a variable commission basis depending upon the type of product sold. Performance-based compensation paid to officers and regional, sales and production managers increased from $3.0 million in 1994 to $3.9 million in 1995 primarily due to the increase in operating income. Management fees incurred to Globe increased, commensurate with the gross sales increase, from $464,000 in 1994 to $558,000 in 1995. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative and field operation payrolls and related costs and general expenses, increased
$6.8 million, or 40.7%, from $16.7 million, or 17.8% of net sales, in 1994 to $23.5 million, or 18.9% of net sales, in 1995. This increase was primarily due to the additional number of sales offices and expenses relating to support personnel and services required to manage the Company's expanding infrastructure.

Amortization of Intangibles

     Amortization of intangibles increased $228,000 from $275,000 in 1994 to $503,000 in 1995, reflecting the full-year impact of goodwill related to the September 1994 stock repurchase from management.

Net Interest Expense

     Net interest expense increased $371,000, from $39,000 in 1994 to $410,000 in 1995, primarily as a result of increased borrowings under the Company's bank line of credit required to fund the September 1994 stock repurchase and interest payments on the notes issued to certain of the Company's senior managers in connection therewith.

Income Tax Provision

     The Company's income tax provision increased from $917,000, or an effective rate of 31.5%, in 1994, to $2.7 million, or an effective tax rate of 41.5%, in 1995. The increase in the effective income tax rate was primarily due to the utilization in 1994 of the 1993 net operating loss carryforward.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital needs have been to fund the growth of the Company, the September 1994 stock repurchase from management, and, more recently, funding the start-up operations of the Company's captive finance subsidiary, Marquise Financial. The Company's primary sources of liquidity have been cash flow from operations, borrowings under its bank line of credit, and, in June 1996, from the net proceeds of its initial public offering. The Company's core sales and installation business is not capital intensive other than the need to periodically upgrade and maintain its information technology systems. Capital expenditures for 1996, 1995 and 1994 were approximately $ 461 thousand, $888 thousand and $ 573 thousand, respectively. Capital expenditures for 1997 are expected to approximate $3 million and, $2 million in each of 1998 and 1999, primarily related to the planned upgrading and maintenance of the Company's information technology systems. Future requirements for capital expenditures are expected to be funded by cash flow from operations. The Company believes that it has sufficient operating cash flow, working capital base, available bank line of credit as well as additional financing alternatives for Marquise Financial, to meet all of its reasonable obligations for the foreseeable future, including the ongoing funding for Marquise Financial and for the development and expansion of complementary new products and markets.

In November 1995, the Company commenced the operations of Marquise Financial, its consumer finance subsidiary. Marquise's current primary objective is to support, along with other designated third-party finance companies, the Company's requirement for providing financing to its core installation business's customers. The Company is continually mindful of the attendant risk in consumer financing; and, plans to increase its consumer finance receivable portfolio at a measured pace commensurate with its available resources and acceptable levels for losses on finance receivables. Marquise Financial has been capitalized and funded with the Company's excess operating cash flow and secured borrowings under the Company's $15 million bank of line of credit, which were subsequently paid down with a portion of the proceeds from the Company's June 1996 initial public offering. At December 31, 1996, Marquise Financial had approximately $5.3 million in net finance receivables. During 1996 Marquise Financial loaned approximately $23.6 million in unsecured finance receivables and received approximately $5.3 million in finance receivables repayment and, in December 1996, sold approximately $12.7 million of the unsecured portfolio, at a modest premium to par value, to a third-party finance company. During the fourth quarter 1996, Marquise Financial introduced a new finance product -- fixed rate loan secured by real estate -- to a segment of its creditworthy customers that cannot obtain unsecured consumer loans. At December 31, 1996, Marquise had approximately $2.1 million in outstanding commitments of the fixed rate, secured loans. The Company anticipates that its existing cash balances, the bank line of credit, the sale of Marquise Financial's consumer finance receivables as market conditions may warrant from time to time and excess cash flow from its core installation operations will be sufficient to satisfy the Company's financing cash requirements in the foreseeable future.

In late December 1996 with an initial investment of approximately $450 thousand, the Company completed agreements with insurance companies with the effect of establishing a captive insurance company. The primary objective of this captive insurance business is to provide the means for offering workmen's compensation and general liability insurance coverage, solely for Company installations, to qualified independent installers as the Company seeks to
maintain and expand its core complement of independent installers.   Premiums
are immediately collected through deductions to payments to installers; and
the excess cash balances, after administrative expenses, are invested,
pursuant to agreement, with the insurance companies.   Losses are comprised
of actual claims paid, reserves for open claims and allowance for incurred but not reported claims. The Company maintains individual and aggregate stop-loss reinsurance coverage at levels deemed to be adequate by management of the Company. The first insurance policies were written in January 1997.

In June 1996, the Company issued 2,824,950 shares of Common Stock (including underwriters' over-allotment option) at $13 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses totaling $3.8 million, were $33.0 million. A portion of the offering proceeds was used to pay a $8.6 million special dividend to pre-offering stockholders, repay all borrowings aggregating $11.9 million under the bank line of credit (used to fund Marquise Financial receivables) and repay $3.2 million of notes to senior managers related to the September 1994 stock purchase.

From its inception in June 1993, the Company has generated cash flow from operations of approximately $19.5 million. The Company used $12.5 million of cash in connection with the repurchase of 42.2% of its Common Stock in September 1994, $2.2 million for capital expenditures and approximately $5.0 million for the initial funding of Marquise Financial's consumer financing receivables and start-up operations. At December 31, 1996, the Company had approximately $27.6 million in cash, cash equivalents and trade receivables; and, net working capital of $22.5 million and a current ratio of 2.6 : 1. At December 31, 1996, the Company had available $15 million in unused bank line of credit and $1.7 million total debt.

The Company's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. The Company historically has experienced lower levels of sales and profitability during the period from mid-November through mid-March, impacting the first and fourth quarters of each year. The Company believes that this seasonality is caused by winter weather in certain of the Company's markets located in the northeastern and north central U.S. and by rainy weather, each of which limits the Company's ability to install exterior home improvement products.

Inflation has not had a material impact upon the operating results and the Company does not expect it to have such an impact in the future. To date, in those instances where the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurances, however, that the Company's business will not be affected in the future by inflation or that it can continue in the future to increase its selling prices to offset increased costs.

This Annual Report contains forward-looking statements that involve risks and uncertainties regarding the Company's operations and future results. In accordance with the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides cautionary statements, detailed in the Company's Securities and Exchange Commission filings including, without limitation, the Company's Form 10-K and Form 10-Q, which identify specific factors which could cause results or events to differ materially from those described in the forward-looking statements.


                  Diamond Home Services, Inc. and Subsidiaries

                                   Consolidated Balance Sheets


                                                       DECEMBER 31

                                                    1996        1995
                                                     (In Thousands)
ASSETS
Current assets:
  Cash and cash equivalents                     $  18,982    $  4,715
  Accounts receivable                               8,621       3,389
  Finance receivables                               5,312         542
  Refundable income taxes                           1,725          --
  Prepaids and other current assets                 1,377         567
  Deferred income taxes                               794         404
Total current assets                               36,811       9,617

Property and equipment                              2,193       1,732
Less:  Accumulated depreciation                      (586)       (295)
Net property and equipment                          1,607       1,437

Intangible assets, net                             16,961      17,395
Deferred income taxes                               1,313       1,051
Other                                               2,101         643

Total assets                                      $58,793     $30,143



                                                                                DECEMBER 31
                                                                           1996
                                                                                            1995
                                                                              (In Thousands)
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       $  8,995         $  7,643
  Accrued liabilities                                                       4,772            5,434
  Due to stockholders                                                         554            1,354
Total current liabilities                                                  14,321           14,431

Long-term liabilities:
  Warranty                                                                  5,702            3,652
  Retention                                                                 1,426              965
  Due to stockholders                                                       1,108            4,862
Total long-term liabilities                                                 8,236            9,479

Commitments and contingencies (Notes 10 and 11)                                --               --

Preferred stock, at redemption price                                           --            1,400

Common stockholders' equity:
   Preferred Stock, $.001 par value; 4,000,000 shares                          --               --
      authorized; none issued and outstanding

  Common stock, $.001 par value; 25,000,000 shares authorized;                  9                6
    9,075,425 and 6,249,950 shares issued and outstanding
  Additional paid-in capital                                               33,971              983
  Officer notes receivable                                                   (510)            (707)

  Retained earnings                                                         2,766            4,551
Total common stockholders' equity                                          36,236            4,833
Total liabilities and common stockholders' equity                         $58,793          $30,143

See accompanying notes.

                      Diamond Home Services, Inc. and Subsidiaries

                              Consolidated Statements of Operations




                                                                  YEARS ENDED DECEMBER 31
                                                          1996
                                                                           1995
                                                                                            1994
                                                             (In Thousands, except per share)




Net sales                                               $157,068         $124,848          $94,186
Cost of sales                                             87,739           72,245           56,139
Gross profit                                              69,329           52,603           38,047
Operating expenses:
Selling, general, and administrative expenses
                                                          57,806           45,305           34,821
Amortization expense                                         534              503              275
Operating profit                                          10,989            6,795            2,951
Interest income (expense), net                               183             (410)             (39)
Income before income taxes                                11,172            6,385            2,912
Income tax provision                                       4,357            2,650              917
Net income
                                                      $    6,815       $    3,735         $  1,995

Net income per share                                        $.88             $.60             $.32
Weighted average number of common
   shares outstanding                                        7,778          6,250            6,250

See accompanying notes.


                      Diamond Home Services, Inc. and Subsidiaries

            Consolidated Statements of Changes in Common Stockholders' Equity

                      Years ended December 31, 1996, 1995 and 1994

                                                   ADDITIONAL    OFFICER                RETAINED
                                         COMMON      PAID-IN      NOTES     TREASURY    EARNINGS
                                          STOCK      CAPITAL   RECEIVABLE     STOCK     (DEFICIT)     TOTAL
                                                                   (In Thousands)

December 31, 1993                          $10        $190          $-        $-        $(1,179)     $(979)
Purchase and retire Common Stock            (4)        (71)          -         -             -         (75)
Purchase of Common Stock for treasury        -           -           -        (5)            -          (5)
Net income - 1994                            -           -           -         -          1,995      1,995
December 31, 1994                            6         119           -        (5)           816        936
Sale of treasury stock                       -         864        (869)        5             -          -
Repayment of officer notes                   -           -         162         -             -         162
Net income - 1995                            -           -           -         -          3,735      3,735
December 31, 1995                            6         983        (707)        -          4,551      4,833
Issuance of Common Stock                     3      32,948                                          32,951
Common Stock special dividend                -          -           -          -         (8,600)    (8,600)
Repayment of officer notes                   -          -          197         -             -         197
Exercise of Common Stock options and other   -         40           -          -             -          40
Net income -- 1996                           -          -           -          -          6,815      6,815
December 31, 1996                           $9    $ 33,971       $(510)       $-         $2,766    $36,236


   See accompanying notes.


                  Diamond Home Services, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1996, 1995 and 1994

                                                                1996          1995           1994
                                                                          (In Thousands)
OPERATING ACTIVITIES
Net income                                                   $  6,815      $  3,735      $  1,995
Adjustments to reconcile net income to net cash provided
  by (used in) operating activities:
    Depreciation and amortization                                 825           706           393
    Deferred income taxes                                        (652)         (468)         (987)
    Provision for credit losses                                   767             4            --
    Other                                                         (78)           37          (225)
    Changes in operating assets and liabilities:
      Accounts receivable                                      (5,232)          163        (1,718)
      Refundable income taxes                                  (1,725)           --            --
      Prepaids and other assets                                (1,762)          (37)         (335)
      Accounts payable                                          1,352         2,746         2,832
      Accrued expenses                                           (853)        2,120         2,035
      Income taxes payable                                         --          (904)          904
      Warranty                                                  2,241         1,957         1,893
      Retention                                                   461           389           463
Net cash provided by operating activities                       2,159        10,448         7,250

INVESTING ACTIVITIES
Capital expenditures                                             (461)         (888)         (573)
Loans originated                                              (23,606)         (550)
Loans repaid                                                    5,362            --            --
Proceeds from sale of finance receivables                      12,707            --            --
Organizational costs                                              (22)         (107)
Advances to  captive  insurance company                          (448)           --            --
Acquisition spending and other                                    (58)          (61)         (257)
Net cash used in investing activities                          (6,526)       (1,606)         (830)

FINANCING ACTIVITIES
Issuance of Common Stock, net of offering expenses             32,951            --            --


Payments on notes receivable from officers for treasury
  stock and other                                                 237           162
Common Stock special dividend (prior to IPO)                   (8,600)           --            --


Borrowings (repayment) of bank line of credit                      --        (7,283)        6,096
Borrowings from (payments to) stockholders                     (4,554)       (2,054)        8,270
Preferred Stock redemption                                     (1,400)            -             -
Payments for purchase of common stock                               -             -       (17,711)
Net cash provided by (used in) financing activities            18,634        (9,175)       (3,345)
Net increase (decrease) in cash and cash equivalents           14,267          (333)        3,075
Cash and cash equivalents at beginning of period                4,715         5,048         1,973
Cash and cash equivalents at end of period                  $  18,982      $  4,715      $  5,048
Supplemental cash flow disclosure:
  Interest paid                                             $     377     $     233    $       78
  Income taxes paid                                          $  6,734      $  4,082      $  1,000


See accompanying notes.




1.  BUSINESS AND ORGANIZATION

Diamond Home Services, Inc., formerly Diamond Exteriors, Inc., (Diamond Home Services or the Company) was incorporated on May 13, 1993. Effective April 18, 1996, the Company transferred substantially all of its assets and liabilities to its newly formed wholly owned subsidiary, Diamond Exteriors, Inc. (Exteriors) as a capital contribution and Exteriors made a dividend to the Company of all of the capital stock of its two wholly owned subsidiaries, Marquise Financial Services, Inc. (Marquise), which was incorporated in Delaware on July 14, 1995, and Solitaire Home Heating and Cooling, Inc. (Solitaire), which was incorporated in Delaware on November 27, 1995. The accompanying financial statements are presented as if such transfer and dividend had taken place on December 31, 1993. Accordingly, the accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Exteriors, Marquise, and Solitaire, collectively referred to as the Company.

The Company provides in-home direct sales and marketing for installed home improvement products, through direct consumer marketing under a license between Exteriors and Sears, Roebuck and Co. (Sears), for the sale, furnishing, and installation of roofing, gutters, doors, fencing, and related installed exterior home improvement products. The Company commenced its roofing, door, and related exterior home improvement business on June 1, 1993, and entered into its first license with Sears on that date. During 1994, the Company was granted the license for fencing in certain additional markets. In conjunction with obtaining the fencing license, certain assets were acquired from the former licensee. See Note 9 for information pertaining to the formation and start-up of operations of Marquise.

Exteriors has negotiated a new three-year license agreement with Sears effective January 1, 1996. License fees are based on gross sales and vary by product. License fees approximated $16,400,000, $13,000,000, and $7,400,000 in 1996,
1995, and 1994.

On September 23, 1994, the Company and its stockholders approved and adopted a Stock Purchase Agreement. The agreement resulted in the Company's purchase of 4,018,800 shares of common stock in exchange for cash and notes payable totaling $10.9 million, non-interest-bearing agreements with stockholders providing $2,770,100 in equal monthly installments over five years beginning January 1995 and performance notes payable to the stockholders totaling $4,000,000 and bearing interest at 9% per annum effective January 1, 1995. The performance notes were fully paid in June 1996.

The stock acquisitions described above have been reflected in the accompanying financial statements using the purchase method of accounting as if Globe Building Materials, Inc.( Globe ), the former majority holder of the Company's common stock, made the acquisitions and pushed-down its basis to the Company. The cost of the shares purchased in excess of their par value and the direct costs incurred by the Company were assigned to goodwill which is classified on the balance sheet as intangible assets. The Company retired 3,750,050 of the acquired shares of common stock in 1994. The remaining shares (268,750) were sold on a subscription basis to employees on January 2, 1995, in exchange for $5,000 in cash and stock subscription notes receivable totaling approximately $864,000. The notes bear interest at 7% payable annually.

At December 31, 1996 and 1995, approximately 37.7% and 80%, respectively, of the Company's outstanding common stock was owned by a wholly-owned subsidiary of Globe. The preferred stock of the Company, which was redeemed in June 1996, was owned by Globe.

In June 1996, the Company issued 2,824,950 shares of common stock (including underwriters' over-allotment) at $13 per share in its initial public offering. Proceeds from the offering, net of underwriting commission and related expenses totaling $3.8 million, were $33.0 million. Following the offering, the Company had 9,074,900 common shares issued and outstanding.

In September 1996, Globe sold 750,000 shares of the Company's common stock at $29 per share in a public offering. The Company did not receive any proceeds from the public offering.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after eliminating significant intercompany accounts and transactions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and short-term investments. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of five to seven years.

REVENUE RECOGNITION

The Company recognizes revenue upon completion of each installation and receipt from the customer of a signed certificate of satisfaction. The Company receives credit participation fee income on receivables financed by third-party finance companies. Credit participation fees are earned, following contractual agreement, generally, commensurate with the income stream implicit in the receivable. For the year 1996, the Company earned $2,268,000 in credit participation fee income. At December 31, 1996, $543 thousand and $795 thousand of credit participation fee income is included in the balance sheet under the captions prepaids and other current assets and other assets, respectively.

Interest income from finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 90 days or more and resumes when the loan becomes contractually current.

ALLOWANCE FOR LOSS ON FINANCE RECEIVABLES

Marquise Financial maintains an allowance for losses on finance receivables at an amount sufficient to protect for estimated losses of principal and interest in the current portfolio. Additions to the allowance are charged to the provision for credit losses on finance receivables. Finance receivables are charged to the allowance for credit losses when they are deemed uncollectible. Additionally, Marquise Financial provides for the full charge-off of finance receivables when the receivable becomes 180 days contractually delinquent.


GOODWILL

The Company amortizes goodwill over 40 years. The Company at each balance sheet date evaluates for recognition of potential impairment of its recorded goodwill against the current and undiscounted expected future cash flows. Impairment in recorded goodwill is charged to income when identified.

Goodwill at December 31, 1996 and December 31, 1995, was $ 16,706,000 and $17,157,000, respectivley, net of accumulated amortization of $1,125,000 and $674,000, respectively.

WARRANTY

The Company warrants its installed home improvement products and services to meet certain manufacturing and material and labor specifications. The warranty policy is unique for each installed product and service, ranges generally from 2 to 10 years, is generally for the material cost and labor, and requires the owner to meet certain preconditions such as proof of purchase and proper maintenance. The Company accrues for estimated warranty costs based on an analysis of historical claims data.

ORGANIZATIONAL COSTS

Organizational costs are included in intangible assets and amortized on the straight-line method over five years.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT

The cost of property and equipment at December 31 is as follows:

                                                                                   1996             1995


                          Equipment                                              $1,548,000       $1,182,000
                          Leasehold improvements                                    379,000          341,000
                          Furniture and fixtures                                    266,000          209,000

                                                                                 $2,193,000       $1,732,000

4.  ADVERTISING

The Company expenses the cost of advertising as such costs are incurred, except for direct-response advertising, which is capitalized and expensed over its expected period of future benefits. Direct-response advertising consists primarily of newspaper and radio advertisements that require the use of designated phone numbers for responding. The capitalized costs of direct-response advertising are expensed when the jobs are completed and the revenue related thereto is recognized, generally within one to three months of the date of sale.

At December 31, 1996 and 1995, $839,000 and $500,000, respectively, of deferred direct-response advertising costs was reported as noncurrent assets. Net advertising expense was $7,772,000, $6,239,000, and $6,132,000 in 1996, 1995,
and 1994, respectively.

5.  ACCRUED LIABILITIES

The components of accrued liabilities at December 31 are as follows:

                                                                                   1996             1995

                          Payroll and payroll-related                           $3,922,000        $3,979,000
                          Warranty                                                 800,000           609,000
                          Interest payable to stockholders                             -             360,000
                          Other                                                     50,000           486,000
                                                                                $4,772,000        $5,434,000


6.  DEBT

At December 31, 1996, the Company had a $15,000,000 bank line of credit with no related borrowings outstanding. Interest on bank borrowings is payable monthly at the bank's prime rate or at LIBOR plus 1.35%. The bank line of credit requires the Company to maintain defined levels of equity and working capital, and certain financial ratios, and limits the payment of dividends to common stockholders.

Non-interest-bearing agreements with stockholders provide for the payment of $2,770,100 in equal monthly installments over five years beginning January 1995. The Company made payments to stockholders of $554,000 in each of 1996 and 1995 related to the non-interest-bearing agreements. Also included in amounts due to stockholders, in 1995, were performance notes totaling $4,000,000 and bearing interest at 9% per annum effective January 1, 1995 which were repaid in full in 1996 (see Note 1). All amounts due to stockholders are subordinate to the bank line of credit.

The Company's debt approximates fair value at December 31, 1996.

7.  INCOME TAXES

For the period January 1, 1996, through June 30, 1996, and for the year ended December 31, 1995, the Company was included in the consolidated U.S. federal income tax return of Globe. For the period indicated, a tax-sharing agreement existed between the Company and Globe specifying the allocation and payment of liabilities and benefits arising from the filing of a consolidated tax return. The operation of the tax allocation method required the Company to pay its share of the consolidated U.S. federal tax liability if it had taxable income, and to be compensated for losses or credits for benefits which were utilized to reduce the consolidated tax liability. There would be no difference, in the indicated period, in the Company's tax liability if a tax-sharing agreement did not exist. For the period subsequent to June 30, 1996, the Company was no longer included in Globe's consolidated U.S. federal income tax return.

The provision (benefit) for the year ended December 31 is as follows:

                                                          1996           1995            1994

 Current:
  Federal                                             $4,324,000       $2,567,000       $1,519,000
  State                                                  685,000          551,000          385,000

 Deferred:
  Federal                                               (567,000)        (385,000)        (813,000)
  State                                                  (85,000)         (83,000)        (174,000)
                                                      $4,357,000       $2,650,000         $917,000


A reconciliation of the Company's provision for income taxes based on the federal statutory income tax rate to the Company's effective tax rate is as follows:

                                                  1996               1995            1994

Federal statutory income tax rate                34.0%              34.0%            34.0%
Increase (decrease) resulting from:
  State income tax, net of federal tax
    benefit                                      3.5                4.8              4.8
  Goodwill amortization                          1.1                2.0              2.6
  Utilization of federal tax loss carryfoward      --                 --             (12.9)
  Other, net                                     .4                 0.7              3.0
Effective tax rate                               39.0%              41.5%            31.5%

Deferred tax assets and liabilities are recognized for the expected future tax impact of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                                 1996             1995
          Deferred tax assets:
            Warranty                                          $2,511,000       $1,640,000
            Allowance for loss on finance receivables            155,000               --
            Other                                                504,000          473,000
          Total deferred tax assets
                                                               3,170,000        2,113,000
          Deferred tax liabilities:
            Advertising                                         (397,000)        (235,000)
            Depreciation                                        (153,000)        (120,000)
            Other                                               (513,000)        (303,000)

          Total deferred tax liabilities                      (1,063,000)        (658,000)
            Net deferred tax assets                            $2,107,000       $1,455,000



8.  EMPLOYEE BENEFITS

DEFINED CONTRIBUTION PLAN

The Company has one defined-contribution plan that covers substantially all employees. Annual contributions are determined by formula based on earnings. Since inception, there have been no contributions to the Plan.

INCENTIVE STOCK OPTION PLAN

In connection with the Diamond Home Services, Inc. 1996 Incentive Stock Option Plan (the Employee Stock Option Plan ), 620,000 shares of the Company's Common Stock were reserved for issuance. At December 31, 1996, 346,950 shares were available for future grant. The Employee Stock Option Plan provides for issuance of incentive stock options, non-qualified stock options, stock appreciation rights and stock awards to key associates. All options granted have ten year terms and vest and become fully exercisable at the end of three years of continued employment. At December 31, 1996, there were no stock appreciation rights or awards attached to stock options. Stock options outstanding at December 31, 1996, are excercisable over the next 9 1/2 years and vest over three years. Also, in 1996, the Company adopted the 1996 Nonemployee Director Stock Option Plan and has reserved 50,000 shares for future issuance. At December 31, 1996, 50,000 shares were available for future grant. The Nonemployee Stock Option Plan provides for the automatic annual issuance, at the time of the annual meeting of shareholders following one year of service as a director, of non-qualified stock options and are exercisable over a 10 year term.

A summary of the Company's stock option activity, and related information for the year ended December 31, 1996, is set forth below. The Company did not have Incentive Stock Option Plans prior to 1996.

                                                   Weighted-Average
                                  Options          Option Price
Granted                           275,000           $13.00
Exercised                             525            13.00
Forfeited                           1,950            13.00

Outstanding, end of year           272,525           $13.00
Exercisable, at end of year         68,131           $13.00


The Company has elected to follow Accounting Principles Board Opinion No. 25,
 Accounting for Stock Options Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (Statement No. 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996: 1) risk free interest rate of 6.22%; 2) dividend yield of 0%; 3) volatility factor of the expected market price of the Company's of .588; and, 5) weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, periods of restricted trading and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it seems to management of the Company, the existing model cannot necessarily provide a definitive measure of the fair value of its employee stock options.

Accordingly, for purposes of pro forma disclosures only, the estimated fair value of the options is amortized to compensation expense over the options' vesting period with the following results:
                                                     1996

Pro forma net income                              $6,535,000
Pro forma net income per share                     $.84


9.  CONSUMER FINANCING

Marquise began operations on November 20, 1995. Marquise provides consumer financing through direct consumer loans to customers of the Company. Finance receivables are payable through monthly installments and may be secured or unsecured. Marquise's first billings for monthly installments to consumers occurred on January 9, 1996. No interest income was recorded during 1995.

The following summarized financial information for Marquise is before elimination of intercompany transactions in consolidation.

Financial position at December 31:

                                                                     1996                  1995
ASSETS
Cash                                                               $ 50,000                $--

Finance  receivables,  net  of  allowances  of  $404,000  and
  $4,000 in 1996 and 1995                                         5,312,000            542,000
Other assets                                                        349,000            127,000
Total assets                                                     $5,711,000           $669,000

LIABILITIES AND STOCKHOLDER'S EQUITY
Due to Diamond Exteriors, Inc.                                   $5,623,000           $442,000
Other liabilities                                                    50,000              3,000
Total liabilities                                                 5,673,000            445,000
Stockholder's equity                                                 38,000            224,000
Total liabilities and stockholder's equity                       $5,711,000           $669,000



Operations for the period ended December 31:

                                                                           1996             1995

Total finance income                                                     $1,811,000          $ -
Interest expense paid to Diamond Exteriors, Inc.                         668,000             --
Provision for credit losses                                              767,000              4,000
Net interest income (loss)                                               376,000             (4,000)

Other income                                                             130,000             --
Other expenses                                                           (807,000)           (39,000)
Loss before income tax benefit                                           (301,000)           (43,000)
Income tax benefit                                                        115,000            17,0000
Net loss                                                               $ (186,000)         $ (26,000)



Cash flows for the period ended December 31:

                                                                         1996              1995


Cash, at beginning of year                                              $  --             $  --

Net cash used in operating activities                                   (115,000)         (36,000)
Net cash used in investing activities                                 (5,016,000)        (656,000)
Net cash provided by financing activities                              5,181,000          692,000
Cash, at end of year                                                 $    50,000          $--


At December 31, 1996, Marquise Financial had approximately $2.1 million in approved but not funded loan commitments.

10.  COMMITMENTS

The Company leases certain real property and equipment under long-term noncancelable leases expiring at various dates through 2001. Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1996:

             1997                                              $997,000
             1998                                               628,000
             1999                                               287,000
             2000                                               165,000
             2001                                               113,000
             Thereafter                                         -
             Total minimum lease payments                    $2,190,000


Rent expense was $1,127,000, $850,000, and $685,000 in 1996, 1995, and 1994,
respectively.

During 1994, the Company entered into agreements with certain employees providing for the payment of $4,230,000 in equal monthly installments over five years beginning in January 1995, contingent on the continued employment of each employee. During 1996, payments of $769,000 were made to the related employee group and $614,000 were forfeited due to change in employment status of respective employees. During 1995, payments of $769,000 were made to the related employee group and $308,000 were forfeited due to change in employment status of respective employees. The remaining liability of $1,770,000 for such contingent payments is not reflected in the consolidated financial statements at December 31, 1996.

11.  CONTINGENCIES

The Company is involved in various legal actions arising in the ordinary course of business. Although management cannot predict the ultimate outcome of these matters with certainty, it believes, after taking into consideration legal counsel's evaluation of such actions, that the outcome of these matters will not have a material effect on the financial position or operations of the Company.

12.  RELATED PARTY TRANSACTIONS

It is the Company's practice to have all related party transactions and arrangements discussed and reviewed by the Company's Board of Directors.

For the period January 1, 1996 through June 23, 1996, and for the years 1995 and 1994, the Company had an agreement with Globe for the performance of various administrative services. In consideration for such services, the Company paid management fees based on annual net sales, as defined. The Company believes that the cost of such services, on a stand-alone basis, approximates the management fees incurred by the Company during the indicated period. The Company incurred management fees of $ 311,000, $558,000 and $464,000 for the indicated period in 1996, and for the years 1995 and 1994, respectively. No amounts were due to Globe at December 31, 1996.

During 1996, the Company, in an informal arrangement, leased a portion of its headquarters' office space and services to a division of H I, Inc., at cost, in the aggregate amount of $ 126,000. In addition, in 1996, the Company began a program to systematically centralize and outsource its four regional lead-taking activities to H I, Inc.'s Lawrence, KS, facility. The aggregate amount of lead-taking activities expenses incurred to H I, Inc. in 1996 approximated $302,000. The quoted rates for the various activities performed by H I, Inc., in the opinion of management of the Company, have been obtained at a cost and on terms no more favorable than if it were to obtain them from a non-related party. At December 31, 1996, approximately $66,000 was due to H I, Inc.


13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                          Net Sales        Gross Profit     Net Income       Net Income per Share
                                                                                (In thousands)
1996
First quarter             $27,093          $11,800          $  349                   $.06
Second quarter             41,389           18,548           1,919                    .30
Third quarter              46,492           20,530           2,591                    .28
Fourth quarter             42,094           18,451           1,956                    .21

1995
First quarter              22,362            9,266          (    1)                   .00
Second quarter             31,134           13,152             894                    .14
Third quarter              36,459           15,412           1,532                    .25
Fourth quarter             34,893           14,773           1,310                    .21

(*) The total quarterly amounts in 1996 do not add to the year amount due to rounding.





                         Report of Independent Auditors

The Board of Directors and Stockholders
Diamond Home Services, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Diamond Home Services, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Home Services, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Chicago, IL
February 21, 1997