Form 10-K, Exhibit 13
period 1997-12-31
DIAMOND HOME SERVICES INC
filed 1998-03-31
CIK 1012442


Selected Financial Data


(Unaudited)

For the years ended December 31
($ in thousands except earnings per share)

                                                           1997          1996          1995          1994          1993*
                     Net sales                             $161,109      $157,068      $124,848       $94,186       $20,548
                     Operating income                         3,262        10,989         6,795         2,951       (1,179)
                     Net income                               2,304         6,815         3,735         1,995       (1,179)
                     Net income per share -- diluted           0.26          0.88          0.60          0.22        (0.12)

                     At year end:
                     Working capital                          7,739        17,178       (4,814)       (8,324)            42
                     Total assets                            56,589        58,793        30,143        29,275         4,837
                     Debt                                     3,148         1,662         6,216        15,553         1,187
                     Stockholders' equity                    34,210        36,236         4,833           936         (979)
                     Number of sales associates                 631           678           631           496           260
                     Number of independent                    1,577         1,300         1,315         1,003           389
                     installers
                     Number of employees                      1,197         1,260         1,109           857           458

                     Number of jobs installed                64,270        64,338        55,261        37,510         7,294
                     Net sales per employee                    $135          $125          $113          $110           $45


* Period from June 1, 1993, inception of the Company's operations, to December
31, 1993.


OVERVIEW

     The Company has achieved record sales in each of the last three years, and record earnings in two of the past three years. In 1997, the Company's earnings, as more fully described below, were significantly less than in 1996. Net sales increased $36.3 million from $124.8 million in 1995 to $161.1 million in 1997. Operating income decreased $3.5 million from $6.8 million in 1995 to $3.3 million in 1997. Net income decreased $1.4 million, from $3.7 million in 1995 to $2.3 million in 1997. The growth in net sales was attributable to increases in lead generation, number of sales associates, number of independent installers, and in 1996 and 1997, credit participation fee income negotiated with third-party finance companies and finance interest income from the
Company's finance subsidiary, Marquise Financial   all aimed at executing on the
Company's strategy to participate in the consolidation of the large installed home improvement industry. The trend in record earnings in 1995 and 1996 did not continue in 1997, primarily due to the de-leveraging effects of increased advertising expenditures without a corresponding increase in lead production, as well as the costs of recruiting and training a significant number of new sales associates, in early 1997, coupled with income not realized as a result of below-plan close ratios for the new sales associates. In addition, the 1997 results of operations reflect the Company's ongoing investment in its infrastructure to continue to generate the anticipated sales and installation activity for 1998 and beyond.

     Stockholders' equity increased $29.4 million from $4.8 million at December 31, 1995 to $34.2 million at December 31, 1997. During this two-year period, the Company 1) successfully completed, in June 1996, its initial public offering resulting in an infusion of cash of $33.0 million, 2) repurchased, in 1997, 6.3% of its common stock, 3) commenced, in 1997, investment in information technology systems, and 4) launched and funded its own finance subsidiary. Cash flow from operating activities during the three year period aggregated $16.4 million.

RESULTS OF OPERATIONS
Fiscal 1997 Compared to Fiscal 1996

Net Sales
     Net sales increased $4.0 million, or 2.6% from $157.1 million in 1996 to $161.1 million in 1997. Net sales attributable to roofing and gutter products and services decreased $590 thousand, or 0.6%, to $102.2 million in 1997. Net sales attributable to fencing products and services increased $442 thousand, or 1.7%, to $26.8 million in 1997. Net sales attributable to garage doors, entry doors, and other products and services increased $5.4 million, or 22.9%, to $29.2 million in 1997. Net sales attributable to credit participation fee income decreased $415 thousand to $1.9 million in 1997. Net sales attributable to finance interest income decreased $833 thousand to $1.1 million on receivables financed by the Company's finance subsidiary, Marquise Financial. The increase in net sales was due primarily to a) higher percentage of higher priced proprietary products, b) an increase in the number of installations as the Company increased the number of installation crews operated by the increasing number of independent installers, and c) an increase in the average number of sales associates during the comparative years from 707 to 773. Partially offsetting these increases was a decrease in credit participation fee and finance interest income. Backlog, defined as jobs sold but not installed, decreased $3.9 million from $14.8 million at the end of December 1996 to $10.9 million at the end of December 1997.

Gross Profit
     Gross profit increased $1.2 million, or 1.6%, from $69.3 million, or 44.1% of net sales, in 1996 to $70.5 million, or 43.7% of net sales, in 1997. The decrease in gross profit, expressed as a percentage of net sales, resulted from a $1.2 million decrease in credit participation fee income and in finance interest income, partially offset by an increase in proprietary product offerings and an increase in the balance of sales to higher margin products and services. The license fee incurred to Sears increased $539 thousand, or 3.3%, from $16.4 million, or 10.7% of net installed sales, in 1996 to $16.9 million, or 10.7% of net installed sales, in 1997. The increase in the license fee incurred to Sears in 1997 was commensurate with the overall increase in sales. The shift in the balance of sales, primarily doors, to higher license fee products and services was offset by increases in new test program sales with reduced license fees. Sears and the Company entered into a three-year license agreement effective January 1, 1996. Among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rate, to be charged during the term of the license agreement. Gross profit before the Sears license fee, credit participation fee and finance interest income increased $2.9 million, or 3.6%, from $81.5 million, or 53.3% of net installed sales, in 1996 to $84.4 million, or 53.4% of net installed sales, in 1997. The unit costs of materials, installation labor and warranty expense remained relatively constant during the period.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses increased $8.8 million, or 15.2%, from $57.8 million in 1996 to $66.6 million in 1997 and, as a percentage of net sales, increased from 36.8% to 41.3%. The increase in selling, general and administrative expenses resulted primarily from expenses associated with increased net sales, the increased number of and the cost of recruiting and training new sales associates and expenses related to the hiring of additional personnel to support the expansion of the infrastructure of the Company's core sales and installation business including the expansion of Marquise Financial. Direct advertising expense increased $2.5 million, or 31.4%, from $7.8 million in 1996 to $10.3 million in 1997; as a percentage of net sales, direct advertising expense increased from 4.9% in 1996 to 6.4% in 1997, reflecting the de-leveraging effect created by increased direct advertising placements and below plan lead generating effectiveness of ad placements during the year. Selling commission expense, including attendant payroll-related benefits, increased $850 thousand, or 5.4%, from $15.8 million in 1996 to $16.6 million in 1997; as a percentage of net installed sales, selling commission expense increased from 10.3% to 10.5% in 1997. Sales representatives are compensated on a variable commission basis depending upon the type and gross profit of product sold. Performance-based compensation paid to officers and field, sales and production managers decreased $2.9 million, or 71%, from $4.1 million in 1996 to $1.2 million in 1997, primarily due to the decrease in operating income. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative, field operations and Marquise Financial payrolls and related costs and general expenses, increased $8.4 million, or 27.9%, from $30.1 million, or 19.2% of net sales, in 1996 to $38.5 million, or 23.9% of net sales, in 1997. The increase was primarily due to increased expenses related to recruiting and training new sales associates and support personnel and services required to manage the Company's anticipated sales volume increases, expanding infrastructure and finance subsidiary, Marquise Financial. The increase in selling, general and administrative expenses, as a percentage of net sales, was caused, in large part, by the aforementioned up-front investments in infrastructure required to generate future sales and installation activity.

Amortization of Intangibles
     Amortization of intangibles increased from $534 thousand in 1996 to $595 thousand in 1997. The amortization expense relates primarily to goodwill incurred in connection with the September 1994 stock repurchase from management.

Interest Income (Expense), Net
     Net interest income increased $542 thousand from $183 thousand in 1996 to $725 thousand in 1997, primarily due to increased interest income from invested cash balances and the elimination of interest expense related to the notes payable to certain of the Company's senior managers in connection with the September 1994 stock repurchase from management. $4 million of notes payable to senior managers was repaid during the first six months of 1996.

Income Tax Provision
     The Company's income tax provision decreased from $4.4 million, or an effective rate of 39.0%, in 1996 to $1.7 million, or an effective rate of 42.2%, in 1997. The difference in the effective income tax rate and the federal statutory rate (34%) is due primarily to amortization of intangibles which are not deductible for income tax purposes and the effect of state income taxes.

Fiscal 1996 Compared to Fiscal 1995

Net Sales
     Net sales increased $32.2 million, or 25.8%, from $124.8 million in 1995 to $157.1 million in 1996. Approximately 48.5% of the increase in net sales was attributable to roofing and gutter products and services, net sales of which increased $15.7 million to $102.8 million in 1996. Approximately 26.0% of the increase in net sales was attributable to fencing products and services, net sales of which increased $8.4 million to $26.3 million in 1996. Approximately 12.4% of the increase in net sales was attributable to garage door and entry door and other products and services, net sales of which increased $3.9 million to $23.8 million in 1996. The balance, 13.1% of the increase in net sales was due to credit participation fee income of $2.3 million primarily from Sears and its affiliates, which was payable beginning January 1, 1996, on installed sales financed by Sears and its affiliates and other third-party finance companies during 1996, and finance interest income of $1.9 million on receivables financed by the Company's newly-formed consumer finance subsidiary, Marquise Financial. The increase in net sales was due primarily to: a) an increase in the number of installations as the Company increased the number of installation crews operated by the increasing number of independent installers; b) an increase in the average number of its sales associates during the comparative years from 599 to 707; c) increased prices in the first quarter 1996; and d) new in 1996, credit participation fee and finance interest income. Backlog, defined as jobs sold but not installed, increased $5.6 million, or 60.9%, from $9.2 million at the end of December 1995 to $14.8 million at the end of December 1996.

Gross Profit

     Gross profit increased $16.7 million, or 31.8%, from $52.6 million or 42.1% of net sales, in 1995 to $69.3 million, or 44.1% of net sales, in 1996. The increase in gross profit resulted from an increased number of installations, increased selling prices in the first quarter of 1996, increased balance of sales to higher margin products and services primarily, fencing, credit participation fees and finance interest income, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $3.4 million, or 26.1%, from $13.0 million, or 10.4% of net installed sales, in 1995 to $16.4 million, or 10.7% of net installed sales, in 1996. The increase in the license fee incurred to Sears for 1996 was due to the increase in installed sales volume and an increase in the composite license fee rates related to the shift in balance of sales. Sears and the Company entered into a new three-year license agreement effective January 1, 1996. Among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rates, to be charged during the term of the license agreement. Gross profit before Sears license fee, credit participation fee and finance interest income increased $15.9 million, or 24.2%, from $65.6 million, or 52.5% of net installed sales, in 1995 to $81.5 million, or 53.3% of net installed sales, in 1996. The unit costs of materials, installation labor and warranty expense remained relatively constant during the year.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses increased $12.5 million, or 27.6%, from $45.3 million in 1995 to $57.8 million and , as a percentage of net sales, remained relatively constant at 36.3% in 1995 as compared to 36.8% in 1996. The increase in selling, general and administrative expenses resulted primarily from expenses associated with the increased sales volume, the increased number of sales associates, expenses associated with hiring of field operation personnel to support the expansion of the Company's core sales and installation business, the start-up and expansion of Marquise Financial and, in the fourth quarter, expenses related to hiring of senior personnel to direct and support the anticipated growth in 1997 and beyond. Direct advertising expenses increased $1.5 million from $6.3 million in 1995 to $7.8 million in 1996; and, as a percentage of net sales, however, direct advertising expense decreased from 5.0% in 1995 to 4.9% in 1996. Selling commission expense, including attendant payroll-related benefits, increased $3.1 million, or 24.1%, from $12.7 million in 1995 to $15.8 million in 1996; and , as a percentage of net installed sales, selling commission expense increased from 10.2% in 1995 to 10.3% in 1996. Sales representatives are compensated on a variable commission basis depending upon the type and gross profit of product sold. Performance-based compensation paid to officers and field operation managers increased $156 thousand from $3.9 million in 1995 to $4.1 million in 1996 primarily due to increased operating income and sales. Management fees incurred to Globe decreased $247 thousand from $558 thousand in 1995 to $311 thousand for the first six months in 1996. The management fee agreement between Globe and the Company was terminated June 20, 1996. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative and operation payrolls and related costs and general expenses, increased $8.0 million, or 36.7%, from $21.8 million, or 17.5% of net sales, in 1995 to $29.8 million, or 18.9% of net sales, in 1996. This increase was primarily due to support personnel and services required to manage the Company's expanding infrastructure and start-up operations of the Company's captive finance subsidiary, Marquise Financial.

Amortization of Intangibles
     Amortization of intangibles increased from $503 thousand in 1995 to $534 thousand in 1996. The amortization expense related primarily to goodwill incurred in connection with the September 1994 stock repurchase from management.

Interest Income (Expense), Net
     Net interest income increased $593 thousand from $410 thousand net interest expense to $183 thousand in net interest income in 1996, primarily due to increased interest income from invested cash balances and the reduction of interest expense related to notes payable to certain of the Company's senior management in connection with the September 1994 stock repurchase from management. $4 million of notes payable to senior managers was repaid during the first six months of 1996.

Income Tax Provision
     The Company's income tax provision increased from $2.7 million, or an effective rate of 41.5%, in 1995, to $4.4 million, or an effective tax rate of 39.0%, in 1996. The decrease in the effective income tax rate was primarily due to the reduction in amortization of intangibles, which are not deductible for income tax purposes, as a percentage of taxable income and, in the fourth quarter of 1996, in the effective state income tax rates paid to 44 states resulting from the change in income among states.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital needs have been to fund the growth of the Company, to fund the September 1994 stock repurchase from management, and, more recently, to fund the operations of the Company's finance subsidiary, Marquise Financial. The Company's primary sources of liquidity have been cash flow from operations, borrowings under its bank credit facility, and, in June 1996, the net proceeds of its initial public offering. The Company's core sales and installation business is not capital intensive. Capital expenditures for 1997, 1996 and 1995 were approximately $4.3 million, $461 thousand and $888 thousand, respectively. Capital expenditures for 1998 are expected to approximate $3.0 million, primarily related to ongoing new equipment purchases and software development for the Company's information technology systems. Future requirements for new information technology and other capital expenditures are expected to be funded by cash flow from operations and operating leases. On April 30, 1997, the Company announced a stock repurchase program to repurchase up to 500,000 shares of its common stock and on August 12, 1997, the Company increased the number of shares it is authorized to repurchase by 500,000 to 1,000,000 shares. During the second and third quarters 1997 the Company purchased 572,300 shares of its common stock for $4.7 million. In March, 1998, the Company signed a stock purchase agreement to acquire all of the issued and outstanding stock of Reeves Southeastern Corp. for approximately $42 million. In connection with the proposed acquisition, the Company is in the process of replacing its $15 million unsecured line of credit with a $45 million secured line. The Company believes that it has sufficient operating cash flow, working capital base, and available bank lines of credit to meet all of its obligations for the foreseeable future, including ongoing funding for Marquise Financial, for the stock repurchase program announced in 1997, for investments in information technology, and for the acquisition, development, and expansion of complementary new products and services and markets.

     In November 1995, the Company commenced the operations of Marquise Financial. Marquise's primary objective is to support, along with other designated third-party finance companies, the Company's requirement for providing financing to its core installation business customers. In the fourth quarter 1996, as a follow-on objective to expanding Marquise Financial's consumer financing markets and products, Marquise introduced a new finance product -- fixed rate loans secured by developed residential real estate -- to a segment of its creditworthy customers that cannot obtain unsecured consumer loans. During the second quarter 1997, Marquise Financial expanded its scope of operations, in part to leverage its consumer finance infrastructure to i) purchase from third parties portfolios of secured receivables, and ii) originate secured receivables from customers of, and/or purchase individual secured receivables originated by, entities other than the Company and its affiliates. These entities do not necessarily engage in business in any of the Company's product lines. As a general proposition, these entities are all expected to operate businesses related to installed home improvement products and services, although from time to time Marquise Financial may also originate or purchase receivables secured by commercial real estate or otherwise acquire or originate loans that do not constitute obligations arising from installed home improvements. The outstanding principal amount of individual receivables purchased by Marquise Financial from entities other than the Company may significantly exceed the average amount of all receivables owned by Marquise Financial. The Company is continually mindful of the risks associated with consumer financing and plans to increase its consumer finance receivable portfolio at a measured pace commensurate with its available resources and acceptable levels for losses on finance receivables. Marquise Financial has been capitalized and funded with the Company's excess operating cash flow and secured borrowings under the Company's $15 million bank line of credit, which were subsequently paid down with a portion of the proceeds from the Company's June 1996 initial public offering. In December 1997, Marquise Financial obtained a $10 million secured line of credit and, at December 31, 1997, had borrowed $2.1 million. At December 31, 1997, Marquise Financial has approximately $8.8 million in net finance receivables. During 1997, Marquise Financial originated or purchased approximately $5.5 million of fixed rate, secured loans. At December 31, 1997, Marquise had approximately $800 thousand in outstanding commitments of the fixed rate, secured loans. The Company anticipates that its existing cash balances, the bank lines of credit, the sale of Marquise Financial's consumer loan finance receivables as market conditions may warrant from time to time and excess cash flow from its core installation operations will be sufficient to satisfy the Company's financing cash requirements in the foreseeable future.

     In December 1996, with an initial investment of approximately $450 thousand, the Company completed agreements with insurance companies with the effect of establishing a captive insurance company. At December 31, 1997, the investment in the captive insurance company has been increased to approximately $1.0 million. The primary objective of this captive insurance business is to provide the means for offering workers' compensation and general liability insurance coverage, primarily for Company installations, to qualified installers as the Company seeks to maintain and expand its core complement of independent installers. Premiums are immediately collected through deductions from payments to installers; and the excess cash balances, after administrative expenses, are invested, pursuant to agreement, with the insurance companies. Losses are comprised of actual claims paid, reserves for open claims and allowances for incurred but not reported claims. The Company maintains individual and aggregate stop-loss reinsurance coverage at levels deemed to be adequate by management of the Company. Premiums collected in 1997 were approximately $571 thousand.

     In June 1996, the Company issued 2,824,950 shares of Common Stock (including underwriters' over-allotment option) at $13 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses totaling $3.8 million, were $33.0 million. A portion of the offering proceeds was used to pay a $8.6 million special dividend to pre-offering stockholders, repay all borrowings aggregating $11.9 million under the bank line of credit (used to finance Marquise Financial receivables) and repay $3.2 million of notes to senior managers related to the September 1994 stock repurchase. From its inception in June 1993, the Company has generated cash flow from operations of approximately $23.3 million. The Company used $12.5 million of cash in connection with the repurchase of 40.2% of its Common Stock in September 1994, $6.5 million for capital expenditures and $5.0 million for the initial funding of Marquise's financing activities and start-up operations. At December 31, 1997, the Company had approximately $16.6 million in cash and cash equivalents and trade receivables and net working capital of $7.7 million. At December 31, 1997, the Company had $25 million in bank lines of credit and $3.3 million total debt including $2.1 million under its bank line of credit.

Year 2000
     The Year 2000 date change issue is believed to affect virtually all companies and organizations. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company has not completed its assessment of compliance issues for the Company's computer systems (both hardware and software), for equipment ancillary to the Company's business that contains computers or computer chips, or for the computer systems of other entities with which the Company does business, such as installers, suppliers, creditors, and Sears. The Company has also not determined the cost of these compliance issues or the time it will take to complete compliance.

     As a preliminary assessment, the Company believes its new investments in information technology systems, including software, are Year 2000 compliant and as such should not pose significant operational problems for its computer systems. The Company expects to complete its full assessment of the Year 2000 issue not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. As part of the Year 2000 assessment, the Company expects to communicate with all of its significant suppliers, third-party finance sources, and Sears to determine the extent to which the Company's interface systems are vulnerable to those parties' failure to remedy their Year 2000 issues. There is no guarantee that the systems of other companies on which the Company relies will be corrected in a timely manner or that the failure to correct will not have a material adverse effect on the Company's systems. Year 2000 modifications and assessments are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee the estimates and assessments will be achieved or come to pass, and actual results could differ materially from those anticipated.

Seasonality
     The Company's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. The Company expects lower levels of sales and profitability during the period from mid-November through mid-March, impacting the first and fourth quarter of each year. The Company believes that this seasonality is caused by winter weather in certain of the Company's markets located in the northeastern and north central U.S. and by rainy weather, each of which limits the Company's ability to install exterior home improvement products.

Inflation
     Inflation has not had a material impact upon the operating results and the Company does not expect it to have such an impact in the future. To date, in those instances where the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurances, however, that the Company's business will not be affected in the future by inflation or that it can continue in the future to increase its selling prices to offset increased costs.

Forward-looking Statements
     This Annual Report contains forward-looking statements that involve risks and uncertainties regarding the Company's operations and future results. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides cautionary statements, detailed in the Company's Securities and Exchange Commission filings including, without limitation, the Company's Form 10-K and Form 10-Qs, which identify some of the specific factors which could cause actual results or events to differ materially from those described in the forward-looking statements.


CONSOLIDATED BALANCE SHEETS

                                                                                  December 31
                                                                               1997           1996
                                                                                 (In Thousands)
Assets
Current assets:
  Cash and cash equivalents                                                    $9,966        $  18,982
  Accounts receivable                                                           6,630            8,621
  Refundable income taxes                                                         986            1,725
  Prepaids and other current assets                                             1,959            1,377
  Deferred income taxes                                                           872              794
Total current assets                                                           20,413           31,499

Finance receivables                                                             8,758            5,312
Property and equipment                                                          6,469            2,193
Less:  Accumulated depreciation                                                 (923)            (586)
Net property and equipment                                                      5,546            1,607

Intangible assets, net                                                         16,514           16,961
Deferred income taxes                                                           1,892            1,313
Other                                                                           3,466            2,101

Total assets                                                                  $56,589          $58,793

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Due to bank                                                                  $2,050$        --
  Accounts payable                                                              6,529            8,995
  Accrued liabilities                                                           3,541            4,772
  Due to stockholders                                                             554              554
Total current liabilities                                                      12,674           14,321

Long-term liabilities:
  Warranty                                                                      7,415            5,702
  Retention                                                                     1,746            1,426
  Due to stockholders                                                             544            1,108
Total long-term liabilities                                                     9,705            8,236

Commitments and contingencies (Notes 10 and 11)                                    --               --

Common stockholders' equity:
   Preferred stock, $.001 par value; 4,000,000 shares                              --               --
      authorized; none issued and outstanding

  Common stock, $.001 par value; 25,000,000 shares authorized;                      9                9
    9,079,675 and 9,075,425 shares issued
  Additional paid-in capital                                                   34,040           33,971
  Officer notes receivable                                                      (221)            (510)
  Retained earnings                                                             5,070            2,766
  Treasury stock (at cost); 572,300 shares                                    (4,688)               --
Total common stockholders' equity                                              34,210           36,236
Total liabilities and common stockholders' equity                             $56,589          $58,793
See accompanying notes.



CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31
                                                            1997           1996             1995
                                                             (In Thousands, except per share)

Net sales                                                   $161,109         $157,068         $124,848
Cost of sales                                                 90,633           87,739           72,245
Gross profit                                                  70,476           69,329           52,603
Operating expenses:
  Selling, general, and administrative expenses               66,619           57,806           45,305
  Amortization expense                                           595              534              503
Operating profit                                               3,262           10,989            6,795
Interest income (expense), net                                   725              183            (410)
Income before income taxes                                     3,987           11,172            6,385
Income tax provision                                           1,683            4,357            2,650

Net income                                                 $   2,304         $  6,815       $    3,735

Net income per share:
  Basic                                                    $     .26         $    .88       $      .60
  Diluted                                                  $     .26         $    .88       $      .60
Weighted average number of common shares
  outstanding:
  Basic                                                        8,833            7,713             6,250
  Diluted                                                      8,833            7,778             6,250

See accompanying notes.




CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
Years ended December 31, 1997, 1996, and 1995

                                                             ADDITIONAL      OFFICER
                                                  COMMON       PAID-IN        NOTES       TREASURY      RETAINED
                                                  STOCK        CAPITAL     RECEIVABLE       STOCK       EARNINGS        TOTAL
                                                                                 (In Thousands)

 December 31, 1994                             $         6   $       119    $        --    $            $       816  $       936
                                                                                                 (5)
 Sale of treasury stock                                 --           864          (869)            5             --           --
 Repayment of officer notes                             --            --            162           --             --          162
 Net income   1995                                      --            --             --           --          3,735        3,735
 December 31, 1995                                       6           983          (707)           --          4,551        4,833
 Issuance of common stock                                3        32,948             --           --             --       32,951
 Common stock special dividend                          --            --             --           --        (8,600)      (8,600)
 Repayment of officer notes                             --            --            197           --             --          197
 Exercise of common stock options and other             --            40             --           --             --           40
 Net income   1996                                      --            --             --           --          6,815        6,815
 December 31, 1996                                       9        33,971          (510)           --          2,766       36,236
 Purchase of common stock for treasury                  --            --             --      (4,688)             --      (4,688)
 Repayment of officer notes                             --            --            289           --             --          289
 Exercise of common stock options and other             --            69             --           --             --           69
 Net income   1997                                      --            --             --           --          2,304        2,304
 December 31, 1997                             $         9         $            $               $      $      5,070        $
                                                                  34,040          (221)      (4,688)                      34,210
See accompanying notes.







             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Years ended December 31,
                                                                                      1997         1996           1995
                                                                                                (In Thousands)
                     OPERATING ACTIVITIES
                     Net income                                                       $  2,304     $  6,815         $  3,735
                     Adjustments to reconcile net income to net cash provided
                       by (used in) operating activities:
                          Depreciation and amortization
                                                                                           932           825             706
                          Deferred income taxes
                                                                                         (657)         (652)           (468)
                          Provision for credit losses                                    1,259           767               4
                          Other                                                             --          (78)              37
                          Changes in operating assets and liabilities:
                            Accounts receivable                                          1,991       (5,232)             163
                            Refundable income taxes                                        739       (1,725)              --
                            Prepaids and other assets                                  (1,120)       (1,762)            (37)
                            Accounts payable                                           (2,466)         1,352           2,746
                            Accrued expenses                                           (1,431)         (853)           2,120
                            Income taxes payable                                            --            --           (904)
                            Warranty                                                     1,913         2,241           1,957
                            Retention                                                      320           461             389
                     Net cash provided by operating activities                           3,784         2,159          10,448

                     INVESTING ACTIVITIES
                     Capital expenditures                                              (4,276)         (461)           (888)
                     Loans originated and purchased                                    (5,468)      (23,606)           (550)
                     Loans repaid                                                          763         5,362              --
                     Proceeds from sale of finance receivables                              --        12,707              --
                     Organizational costs                                                (221)          (22)           (107)
                     Advances to "captive" insurance company                             (484)         (448)              --
                     Acquisition spending and other                                      (270)          (58)            (61)
                     Net cash used in investing activities                             (9,956)       (6,526)         (1,606)

                     Financing activities
                     Issuance of Common Stock, net of offering expenses                     --        32,951              --


                     Payments on notes receivable from officers for treasury
                       stock and other                                                     358           237             162
                     Common Stock special dividend                                          --       (8,600)              --


                     Borrowings (repayment) of bank line of credit                       2,050            --         (7,283)
                     Payments to stockholders                                            (564)       (4,554)         (2,054)
                     Preferred Stock redemption                                             --       (1,400)
                     Payments for purchase of common stock                             (4,688)
                     Net cash provided by (used in) financing activities               (2,844)        18,634         (9,175)
                     Net increase (decrease) in cash and cash equivalents              (9,016)        14,267           (333)
                     Cash and cash equivalents at beginning of period                   18,982         4,715           5,048
                     Cash and cash equivalents at end of period                        $ 9,966     $  18,982        $  4,715


                     Supplemental cash flow disclosure:
                       Interest paid                                                   $   344     $    377         $    233
                       Income taxes paid                                               $ 1,601     $  6,734         $  4,082

                      See accompanying notes.







             1.  BUSINESS AND ORGANIZATION

             Diamond Home Services, Inc., formerly Diamond Exteriors, Inc. (Home Services or the Company), was incorporated on May 13, 1993. Effective April 18, 1996, the Company transferred substantially all of its assets and liabilities to its newly-formed, wholly-owned subsidiary, Diamond Exteriors, Inc. (Exteriors) as a capital contribution and Exteriors made a dividend to the Company of all of the capital stock of its two wholly-owned subsidiaries, Marquise Financial Services, Inc. (Marquise), which was incorporated in Delaware on July 14, 1995, and Solitaire Home Heating and Cooling, Inc. (Solitaire), which was incorporated in Delaware on November 27, 1995. The accompanying financial statements are presented as if such transfer and dividend had taken place on December 31, 1994. Accordingly, the accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Exteriors, Marquise, and Solitaire, collectively referred to as the Company.

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

             Exteriors negotiated a three-year license agreement with Sears effective January 1, 1996. License fees are based on gross sales and vary by product and service. License fees approximated $16,950,000, $16,400,000, and $13,000,000 in
             1997, 1996, and 1995, respectively.

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

             The stock acquisitions described above have been reflected in the accompanying financial statements using the purchase method of accounting as if Globe Building Materials, Inc. (Globe), the former majority holder of the Company's common stock, made the acquisitions and pushed-down its basis to the Company. The cost of the shares purchased in excess of their par value and the direct costs incurred by the Company were assigned to goodwill which is classified on the balance sheet as intangible assets. The Company retired 3,750,050 of the acquired shares of common stock in 1994. The remaining shares (268,750) were sold on a subscription basis to employees on January 2, 1995, in exchange for $5,000 in cash and stock subscription notes receivable totaling approximately $864,000. The notes bear interest at 7% payable annually.

             At December 31, 1997 and 1996, approximately 40.2% and 37.7%, respectively, of the Company's outstanding common stock was owned by a wholly-owned subsidiary of Globe. The preferred stock of the Company, which was redeemed in June 1996, was owned by Globe.

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

             2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             PRINCIPLES OF CONSOLIDATION

             The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after eliminating significant inter-company accounts and transactions.

             CASH AND CASH EQUIVALENTS

             Cash and cash equivalents consist of cash and short-term investments. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

             PROPERTY AND EQUIPMENT

             Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of five to seven years. The cost to acquire and develop internal-use software is capitalized and depreciated over its estimated useful life of five years.

             REVENUE RECOGNITION

             The Company recognizes revenue upon completion of each installation and receipt from the customer of a signed certificate of satisfaction. The Company receives credit participation fee income on receivables financed by third-party finance companies. Credit participation fees are earned, following contractual agreement, generally, commensurate with the income stream implicit in the receivable. For the years 1997 and 1996, the Company earned $1,853,000 and $2,268,000, respectively, in credit participation fee income. Included in the balance sheet under the captions prepaids and other current assets are $960,000 and $543,000 and in other assets $1,187,000 and
             $795,000 of credit participation fee income due from Sears and its affiliates at December 31, 1997 and 1996, respectively.

             Interest income from finance receivables is recognized using the interest method. Loan origination fees and costs on finance receivables are deferred and recognized in interest income using the level-yield amortization method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 90 days or more and resumes when the loan becomes contractually current.

             ALLOWANCE FOR LOSS ON FINANCE RECEIVABLES

             Marquise Financial maintains an allowance for losses on secured and unsecured finance receivables at an amount sufficient to protect for estimated losses of principal and interest in the current portfolio. Additions to the allowance are charged to the provision for credit losses on finance receivables. Finance receivables are charged to the allowance for credit losses when they are deemed uncollectible. Additionally, Marquise Financial provides for the full charge-off of finance receivables when the receivable becomes 180 days contractually delinquent.

             GOODWILL

             The Company amortizes goodwill over 40 years. The Company at each balance sheet date evaluates for recognition of potential impairment of its recorded goodwill against the current and undiscounted expected future cash flows. Impairment in recorded goodwill is charged to income when identified.

             Goodwill at December 31, 1997 and 1996, was $16,255,000 and $16,706,000, respectively, net of accumulated amortization of $1,576,000 and $1,125,000, respectively.

             WARRANTY

             The Company warrants its installed home improvement products and services to meet certain manufacturing and material and labor specifications. The warranty policy is unique for each installed product and service, ranges generally from 2 to 10 years, is generally for the material cost and labor, and requires the owner to meet certain preconditions such as proof of purchase. The Company accrues for estimated warranty costs based on an analysis of historical claims data.

             ORGANIZATIONAL COSTS

             Organizational costs are included in intangible assets and amortized on the straight-line method over five years.

             EARNINGS PER SHARE

             In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128), which replaced the calculation of primary and fully diluted earnings per common share with basic and diluted earnings per common share. Unlike primary earnings per common share, basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities. All earnings per common share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements (see Note 14.)

             IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

             In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 will have no impact on the Company's consolidated financial position, results of operations, or cash flows.

             USE OF ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

             RECLASSIFICATION

             Certain amounts have been reclassified from 1996 to conform to the 1997 presentation.

             3.  PROPERTY AND EQUIPMENT

             The cost of property and equipment at December 31 is as follows:


                                                                                       1997             1996

                              Equipment and software                                    $5,660,000   $1,548,000

                              Leasehold improvements                                       454,000       379,000
                              Furniture and fixtures                                       355,000       266,000
                                                                                        $6,469,000   $2,193,000



             4.  ADVERTISING

             The Company expenses the cost of advertising as such costs are incurred, except for direct-response advertising, which is capitalized and expensed over its expected period of future benefits. Direct-response advertising consists primarily of newspaper and radio advertisements that require the use of designated phone numbers for responding. The capitalized costs of direct-advertising are expensed when the jobs are completed and the revenue related thereto is recognized, generally within one to three months of the date of sale.


             At December 31, 1997 and 1996, $757,000 and $839,000,
             respectively, of deferred direct-response advertising costs was reported as non-current assets. Net advertising expense was $10,244,000, $7,772,000, and $6,239,000 in 1997, 1996,
             and 1995, respectively.


             5.  ACCRUED LIABILITIES

             The components of accrued liabilities at December 31 are as follows:


                                                                                       1997             1996

                              Payroll and payroll-related                               $2,537,000       $3,922,000

                              Warranty                                                   1,000,000          800,000
                              Other                                                          4,000           50,000
                                                                                        $3,541,000       $4,772,000



             6.  DEBT

             At December 31, 1997, the Company had a $15,000,000 unsecured bank line of credit with no related borrowings outstanding, and a $10,000,000 secured bank line of credit for Marquise Financial. At December 31, 1997, $2,050,000 was borrowed under the Marquise Financial bank line of credit. Interest on unsecured bank borrowings is payable monthly at the bank's prime rate or at LIBOR plus 1.35%. Interest on secured bank borrowings is payable monthly at the bank's prime rate less 0.50% or LIBOR plus 1.25%. The secured bank borrowings are secured by finance receivables, among other things, owned by Marquise Financial and supported by a capital maintenance agreement from Home Services and Exteriors. At December 31, 1997, the interest rate on the secured line of credit was 8%. The bank lines of credit require the Company to maintain defined levels of equity and working capital and certain financial ratios and limit the payment of dividends to common stockholders. Non-interest-bearing agreements with stockholders provide for the payment of $2,770,100 in equal monthly installments over five years beginning January 1995. All amounts due to stockholders are subordinate to the unsecured bank line of credit. The Company's debt approximates fair value at December 31, 1997.

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

             The provision (benefit) for the year ended December 31 is as follows:



                                                                               1997             1996             1995


                     Current:
                       Federal                                                 $2,025,000       $4,324,000       $2,567,000
                       State                                                      315,000          685,000          551,000


                     Deferred:
                       Federal                                                  (598,000)        (567,000)        (385,000)
                       State                                                     (59,000)         (85,000)         (83,000)
                                                                               $1,683,000       $4,357,000       $2,650,000



             A reconciliation of the Company's provision for income taxes based on the federal statutory income tax rate to the Company's effective tax rate is as follows:



                                                                              1997              1996             1995


                     Federal statutory income tax rate                34.0%              34.0%            34.0%
                     Increase (decrease) resulting from:
                       State income tax, net of federal tax
                          benefit
                                                                      4.2                3.5              4.8
                       Goodwill amortization                          3.2                1.1              2.0
                       Other, net                                     .8                 .4               .7

                     Effective tax rate                               42.2%              39.0%            41.5%



             Deferred tax assets and liabilities are recognized for the expected future tax impact of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

             The significant components of deferred tax assets and

             liabilities at December 31 are as follows:

                                                                                       1997             1996


                              Deferred tax assets:
                                Warranty                                                $3,973,000       $2,511,000
                                Allowance for loss on finance receivables                  337,000          155,000

                                Other                                                      461,000          504,000
                              Total deferred tax assets                                  4,771,000        3,170,000

                              Deferred tax liabilities:
                                Advertising                                              (432,000)        (397,000)
                                Depreciation                                             (198,000)        (153,000)

                                Other                                                  (1,377,000)        (513,000)
                              Total deferred tax liabilities                           (2,007,000)      (1,063,000)
                              Net deferred tax assets                                   $2,764,000       $2,107,000


             8.  EMPLOYEE BENEFITS

             DEFINED CONTRIBUTION PLAN

             The Company has one defined-contribution plan that covers substantially all employees. Annual contributions are determined by formula based on earnings. Since inception, there have been no contributions to the Plan.

             INCENTIVE STOCK OPTION PLAN

             In connection with the Diamond Home Services, Inc. 1996 Incentive Stock Option Plan (the "Employee Stock Option Plan"), 620,000 shares of the Company's Common Stock were reserved for issuance. At December 31, 1997, 188,150 shares were available for future grant. The Employee Stock Option Plan provides for issuance of incentive stock options, non-qualified stock options, stock appreciation rights and stock awards to key associates. All options granted have ten year terms and vest ratably over three years of continued employment. At December 31, 1997, there were no stock appreciation rights or awards attached to stock options. Also, in 1996, the Company adopted the 1996 Non-employee Director Stock Option Plan and has reserved 50,000 shares for future issuance. At December 31, 1997, 47,000 shares were available for future grant. The Non-employee Director Stock Option Plan provides for the automatic issuance, after one year from date of election as a director, of non-qualified stock options and are exercisable over a 10 year term and vest ratably over three years of continued service.

             A summary of the Company's stock option activity, and related information for the two years ended December 31, 1997, is set forth below. The Company did not have Incentive Stock Option Plans prior to 1996.


                                                                                                Weighted Average
                                                                             Shares              Exercise Price
                     Outstanding, December 31, 1995                                     --                       --

                     Granted                                                       275,000                   $13.00
                     Exercised                                                       (525)                    13.00
                     Forfeited                                                     (1,950)                    13.00
                     Outstanding, December 31, 1996                                272,525                    13.00
                     Granted                                                       203,000                    10.40

                     Exercised                                                     (4,250)                    13.00
                     Forfeited                                                    (36,425)                    13.00
                     Outstanding, December 31, 1997                                434,850                   $11.79
                     Exerciseable, December 31, 1996                                68,131                   $13.00

                     Exerciseable, December 31, 1997                               166,925                   $12.20


                                                             Outstanding                              Exerciseable
                                                            Weighted      Weighted Average                 Weighted Average
                       Range of Option                      Average        Exercise Price                   Exercise Price
                       Exercise Prices       Shares      Remaining Life                        Shares

                           $13.00-$18.50       331,850          9 years             $13.23       140,925             $13.13
                                  $7.125       100,000         10 years             $7.125        25,000             $7.125
                                   $8.75         3,000        9.3 years              $8.75         1,000              $8.75
                                               434,850                                           166,925


             The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees" (APB No. 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board No. 123, "Accounting for Stock-Based Compensation" (SFAS No.
             123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

             Disclosure of pro forma information regarding net income and net income per common share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options granted in 1997 and 1996 using SFAS No. 123. The options granted in 1997 and 1996 were valued using the Black-Scholes option pricing model. The weighted average value of options granted during 1997 and 1996 was $3.02 and $7.35, respectively. The Black-Scholes option valuation model requires the input of highly subjective assumptions and, because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model cannot necessarily provide a single measure of the fair value of its stock options. The following assumptions were utilized in the valuation:


                                                           December 31
                                                            1997       1996

                     Risk-free interest rate               6.20%      6.22%
                     Expected dividend yield                  0%         0%
                     Expected stock price                  50.0%      58.8%
                     volatility
                     Expected life options               5 years    5 years


             Had compensation cost for the Company's stock options granted in 1997 and 1996 been determined based on the fair value at the dates of the grants, the Company's net income and net income per common share would have been as follows on a pro forma basis (in thousands, except per share data):



                                                                                      Years Ended December 31,
                                                                                           1997            1996

                     Net income applicable to common stock holders:    As reported       $2,304          $6,815
                                                                       Pro forma          1,886           6,535
                     Basic earnings per common share:                  As reported         0.26            0.88
                                                                       Pro forma           0.21            0.85
                     Diluted earnings per common share:                As reported         0.26            0.88
                                                                       Pro forma           0.21            0.84



             9.  CONSUMER FINANCING

             The following summarized financial information for Marquise is before elimination of inter-company transactions in consolidation.

             Financial position at December 31:


                                                                                                 1997                   1996

                     Assets
                     CASH                                                                   $      23,000       $       50,000


                     Finance receivables, net of allowances of $569,000 and
                       $404,000 in 1997 and 1996                                                8,758,000            5,312,000
                     Other assets                                                               1,046,000              349,000
                     Total assets                                                              $9,827,000           $5,711,000


                     LIABILITIES AND STOCKHOLDER'S EQUITY
                     Due to bank                                                               $2,050,000                   --
                     Due to Diamond Exteriors, Inc.                                             7,388,000           $5,623,000
                     Other liabilities                                                            147,000               50,000
                     Total liabilities                                                          9,585,000            5,673,000

                     Stockholder's equity                                                         242,000               38,000
                     Total liabilities and stockholder's equity                                $9,827,000           $5,711,000
                     Operations for the period ended December 31:

                                                                                       1997           1996           1995

                     Total finance income                                             $1,108,000     $1,811,000         $
                     Interest expense paid to Diamond Exteriors, Inc.                    400,000        668,000             --
                     Provision for credit losses                                       1,259,000        767,000        4,000

                     Net interest income (loss)                                        (551,000)        376,000        (4,000)

                     Other income                                                             --        130,000             --
                     Other expenses                                                    (894,000)      (807,000)       (39,000)
                     Loss before income tax benefit                                  (1,445,000)      (301,000)       (43,000)
                     Income tax benefit                                                  539,000        115,000         17,000

                     Net loss                                                         $(906,000)     $ (186,000)     $ (26,000)

                     Cash flows for the period ended December 31:

                                                                                       1997           1996           1995
                     Cash, at beginning of year                                    $      50,000  $     --        $    --
                     Net cash provided by (used in) operating activities                 272,000       (115,000)       (36,000)
                     Net cash used in investing activities                            (5,224,000)    (5,016,000)      (656,000)
                     Net cash provided by financing activities                         4,925,000      5,181,000        692,000
                     Cash, at end of year                                          $      23,000  $      50,000  $


             At December 31, 1997, Marquise Financial had approximately $800 thousand in approved but not funded loan commitments.

             10.  COMMITMENTS

             The Company leases certain real property and equipment under long-term non-cancelable leases expiring at various dates through 2001. In December 1997 and January 1998, the Company entered into long term non-cancelable lease agreements for computer equipment. The future minimum lease payments with respect to the January 1998 agreements are also included in the table below. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1997:


                           1998                                                      $2,129,000
                           1999                                                       1,581,000
                           2000                                                       1,180,000
                           2001                                                         167,000
                           Thereafter                                                   -
                           Total minimum lease payments                              $5,057,000



             Rent expense was $1,323,000, $1,127,000, and $850,000 in
             1997, 1996, and 1995, respectively.

             During 1994, the Company entered into agreements with certain employees providing for the payment of $4,230,000 in equal monthly installments over five years beginning in January 1995, contingent on the continued employment of each employee. During 1997 and 1996, payments of $696,000 and $769,000, respectively, were made to the related employee group and $0 and $614,000, respectively, were forfeited due to change in employment status of respective employees. During 1995, payments of $769,000 were made to the related employee group and $308,000 were forfeited due to change in employment status of respective employees. The remaining liability of $1,074,000 for such contingent payments is not reflected in the consolidated financial statements at December 31, 1997.

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

             For the period January 1, 1996 through June 23, 1996, and for the year 1995, the Company had an agreement with Globe for the performance of various administrative services. In consideration for such services, the Company paid management fees based on annual net sales, as defined. The Company believes that the cost of such services, on a stand-alone basis, approximates the management fees incurred by the Company during the indicated period. The Company incurred management fees of $ 311,000 and $558,000 for the indicated period in 1996, and for the year 1995, respectively. No amounts were due to Globe at December 31, 1997 and 1996.

             During 1996, the Company, in an informal arrangement, leased a portion of its headquarters' office space and services to a division of H I, Inc., at cost, in the aggregate amount of $126,000. In addition, in 1996, the Company began a program to systematically centralize and outsource its four regional lead-taking activities to H I, Inc.'s Lawrence, KS, facility. The aggregate amount of lead-taking activities expenses incurred to H I, Inc. in 1997 and 1996 approximated $2,230,000 and $302,000, respectively. In 1997, the Company contracted with Alexander & Walsh, Inc. to provide advertising and other marketing and communications services to the Company. The total expenses incurred to Alexander & Walsh in 1997 was $110,000. The quoted rates for the various activities performed by H I, Inc. and Alexander & Walsh, in the opinion of management of the Company, have been obtained at a cost and on terms no more favorable than if it were to obtain them from a non-related party. At December 31, 1997, approximately $88,500 was due to H I, Inc.

             13.  INCOME PER SHARE

             The following table summarizes the information used in computing basic and diluted income per share.

                                                                                      Years Ending December 31,
                                                                               1997             1996              1995
                     Numerator for both basic and diluted income per
                     share -- Net Income                                      $2,304,000        $6,815,000       $3,735,000
                     Denominator for basic income per share
                          weighted shares outstanding                          8,832,840         7,712,795        6,249,950
                     Effect of employee stock options
                          (dilutive potential of common shares)                      570            64,900               --
                     Denominator for diluted income per share
                          diluted shares                                       8,833,410         7,777,695        6,249,950


             14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

             Selected quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):

                                                             First        Second        Third        Fourth
                                                            Quarter      Quarter       Quarter       Quarter       Total
                                    1997
                     Net sales                                $30,175      $43,787       $48,301       $38,846     $161,109
                     Gross profit                              13,363       19,722        21,245        16,146       70,476
                     Net income                                   155          651         1,350           148        2,304
                     Basic earnings per common share             0.02         0.07          0.16          0.02         0.26
                     Diluted earnings per common share           0.02         0.07          0.16          0.02         0.26

                                    1996
                     Net sales                                $27,093      $41,389       $46,492       $42,094     $157,068
                     Gross profit                              11,800       18,548        20,530        18,451       69,329
                     Net income                                   349        1,919         2,591         1,956        6,815
                     Basic earnings per common share             0.06         0.30          0.29          0.22         0.88
                     Diluted earnings per common share           0.06         0.30          0.28          0.21         0.88



             Note: Earnings per common share have been restated to comply with SFAS No. 128. The earnings per common share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per common share amounts do not necessarily equal the earnings per common share amounts for the year.

             The Board of Directors
             Diamond Home Services, Inc. and Subsidiaries


             We have audited the accompanying consolidated balance sheets of Diamond Home Services, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Home Services, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



             Chicago, Illinois
             February 20, 1998




                                                        OTHER KEY EMPLOYEES                SUBSIDIARIES
                                                                                           Diamond Exteriors, Inc.
                     CORPORATE INFORMATION              Stuart Davidson                    Marquise Financial Services,
                                                        Vice President-MIS                 Inc.
                     EXECUTIVE OFFICERS                                                    Solitaire Heating and Cooling,
                                                        Marvin Lerman                      Inc.
                     C. Stephen Clegg                   Vice President-Purchasing
                     President and Chief Executive                                         FORM 10-K AND INVESTOR CONTACT
                     Officer                            Ian F. Ostergaard                  The Form 10-K Annual Report of
                                                        Vice President-Human Resources     Diamond Home Services, Inc., as
                     Richard G. Reece                                                      filed with the Securities and
                     Vice President and Chief           Ann Crowley Patterson              Exchange Commission, is
                     Financial Officer                  Vice President                     available without charge to
                                                                                           stockholders upon written
                     Joseph U. Schorer                  Kenneth H. Smith                   request.  Requests for this
                     Vice President, Secretary and      Vice President-Marketing           material and other investor
                     General Counsel                                                       contacts should be directed to
                                                        Thomas A. Jackson                  Richard Reece, Chief Financial
                     James "Milt" Gillespie             Vice President-Region (1)          Officer, at the corporate
                     Vice President-Business                                               address.
                     Development                        David "Tim" Jones
                                                        Vice President-Region (2)          NASDAQ SYMBOL
                     Jerome E. Cooper                                                      The Company's common stock is
                     Vice President-Installations       R.Q. Whitmire                      traded on the Nasdaq Stock
                                                        Vice President-Region (3)          Market (National Market) under
                     Ronald D. Greene                                                      the symbol DHMS.
                     Vice President-Sales               S. Austin Sawyer
                                                        President-Marquise Financial       MARKET PRICES AND DIVIDEND
                     Eugene J. O'Hern, Jr.                                                 INFORMATION
                     Controller                         SHAREHOLDER INFORMATION            The table below sets forth the
                                                                                           high and low stock prices from
                     BOARD OF DIRECTORS                 EXECUTIVE AND ADMINISTRATIVE       the date trading commenced
                                                        Offices                            through December 31, 1997.
                     C. Stephen Clegg, Chairman (1)     Diamond Home Services, Inc.
                                                        222 Church Street                  Quarter Ended       High    Low
                     James F. Bere, Jr. (2)(3)          Woodstock, Illinois 60098          June 30, 1996       $18.25  $13.00
                     Chairman and Chief Executive       Telephone (815) 334-1414           September 30, 1996  $34.50  $14.75
                     Officer                            Facsimile (815) 334-1421           December 31, 1996   $30.25  $21.75
                     Ameritel Corporation                                                  March 31, 1997      $28.75  $25.75
                                                        STOCK TRANSFER AGENT               June 30, 1997       $18.00  $8.375
                     William R. Griffin                 Harris Trust and Savings Bank      September 30, 1997  $10.00   $6.75
                     Consultant                         111 West Monroe                    December 31, 1997   $10.00  $6.625
                                                        Chicago, Illinois 60690
                     James "Milt" Gillespie (1)         Inquiries regarding stock          No cash dividends have been
                                                        transfers, lost certificates or    declared or paid since the
                     Jacob Pollock                      address changes should be          initial public offering.  As of
                     Chairman, Chief Executive          directed to Harris Trust at the    December 31, 1997, Diamond Home
                     Officer and Treasurer              above address.                     Services had approximately 2000
                     Ravens Metal, Inc.                                                    stockholders based on the number
                     Chief Executive Officer and        DISTRICT OFFICES                   of holders of record and an
                     Chief Operating Officer            Chicago, Illinois                  estimate of the number of
                     J. Pollock & Co.                   Chattanooga, Tennessee             individual participants
                                                        Cincinnati, Ohio                   represented by security position
                     George A. Stinson (1)(2)(3)        Columbus, Ohio                     listings.
                     Retired                            Dallas, Texas
                                                        Greensboro, North Carolina         Annual Meeting
                                                        Hartford, Connecticut              The 1998 Annual Meeting of
                                                        Los Angeles, California            Stockholders will begin at 9:00
                                                        San Francisco, California          a.m. local time on May 14, 1998,
                                                        Tampa, Florida                     at the Woodstock Opera House,
                                                        Washington, D.C.                   121 Van Buren, Woodstock,
                                                                                           Illinois.



(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
