Form 10-K, Exhibit 13
period 1998-12-31
DIAMOND HOME SERVICES INC
filed 1999-03-31
CIK 1012442

SELECTED FINANCIAL DATA



For the years ended December 31
($ in thousands except earnings per share)

                                           1998            1997         1996          1995         1994
                                           ----            ----         ----          ----         ----
Net sales                                 $244,890        $161,109       $157,068     $124,848      $94,186
Operating income                             3,655           3,262         10,989        6,795        2,951
Net income                                      85  (1)      2,304          6,815        3,735        1,995
Net income per share -- diluted               0.01  (1)       0.26           0.88         0.60         0.22

At year end:
Working capital                             15,777           7,739         17,178      (4,814)      (8,324)
Total assets                               126,129          56,589         58,793       30,143       29,275
Debt                                        54,930           3,148          1,662        6,216       15,553
Stockholders' equity                        34,412          34,210         36,236        4,833          936

INSTALLED HOME IMPROVEMENTS
Net Sales                                 $161,330        $161,109       $157,068     $124,848      $94,186
Operating Income (Loss)                      ( 668)          3,262         10,989        6,795        2,951
Number of sales associates                     547             631            678          631          496
Number of independent installers               984           1,577          1,300        1,315        1,003
Number of employees                          1,167           1,197          1,260        1,109          857

Number of jobs installed                    65,032          64,270         64,338       55,261       37,510
Net sales per employee                        $138            $135           $125         $113         $110

MANUFACTURING AND DISTRIBUTION(2)
Net Sales                                  $83,560
Operating Income                             4,323
Number of employees                            420
Net sales per employee                        $199

(1) Refer to quarterly  financial  information  elsewhere  herein.
(2) Includes Reeves since April 20, 1998.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         On April 20, 1998, the Company acquired all the issued and outstanding stock of Reeves Southeastern Corporation ("Reeves") for cash and notes aggregating $42.6 million (including transaction costs of $1.5 million). On November 16, 1998, the Company acquired certain net assets and the call center business of H.I., Inc. for cash and subordinated convertible notes aggregating $2.4 million. These acquisitions were accounted for as purchases. The Company manages and operates its business as two segments: 1) Installed home improvements, which includes the Company's wholly-owned subsidiaries Diamond Exteriors, Inc.(R) ("Exteriors"), Marquise Financial Services, Inc. ("Marquise"), and Solitaire Heating and Cooling, Inc. d/b/a KanTel(TM) ("KanTel") and 2) Manufacturing and wholesale distribution, which includes the Company's wholly-owned subsidiary Reeves and its subsidiary, Foreline Security Corp. ("Foreline").

         Net sales increased $87.8 million, or 55.9%, from $157.1 million in 1996 to $244.9 million in 1998. Reeves, acquired in April, 1998, contributed $83.6 million of the increase. Operating income decreased $7.3 million, or 66.7% from $11.0 million in 1996 to $3.7 million in 1998. After adjustments for $1.5 million in restructuring charges and $2.3 million in large and unusual charges in 1998, operating income was $7.5 million in 1998.

         Cost, expenses and earnings as a percentage of net sales were as follows:

                                                 1998         1997        1996
                                                 ----         ----        ----
Cost of Sales                                  63.86%       56.26%      55.86%
Gross Profit                                   36.14%       43.74%      44.14%
Selling, General and Administrative            33.37%       41.35%      36.80%
Restructuring                                   0.63%        0.00%       0.00%
Operating Interest                              0.12%        0.00%       0.00%
Amortization                                    0.53%        0.37%       0.34%
Operating Income                                1.49%        2.02%       7.00%
Interest Expense                                1.38%        0.00%       0.00%
Interest Income and Other                       0.21%        0.45%       0.12%
Net Income                                      0.03%        1.43%       4.34%

         Stockholders' equity increased $29.6 million, from $4.8 million at December 31, 1995 to $34.4 million at December 31, 1998. Total debt increased $48.7 million from $6.2 million at December 31, 1995 to $54.9 million at December 31, 1998. The increase in total debt was related primarily to the Reeves acquisition. During the three-year period the Company 1) completed, in June 1996, its initial public offering; 2) repurchased 6.3% of its outstanding stock; 3) acquired Reeves and KanTel; and 4) launched and funded its own consumer financing company. Operating cash flow during the three-year period aggregated $9.6 million.

RESULTS OF OPERATIONS
Fiscal 1998 Compared to Fiscal 1997

Net Sales

         Net sales increased $83.8 million, or 52.0%, from $161.1 million in 1997 to $244.9 million in 1998. Reeves contributed $83.6 million to net sales in 1998.

         Installed Home Improvements

         Net sales, after a $5.9 million increase in the fourth quarter 1998, increased $221 thousand from $161.1 million in 1997 to $161.3 million in 1998. Net sales attributable to roofing and gutter products and services increased $5.3 million, or 5.4%, to $107.7 million in 1998. Net sales attributable to fencing products and services decreased $1.2 million, or 4.1%, to $25.7 million in 1998. Net sales attributable to garage doors, entry doors, and other products and services decreased $5.1 million, or 17.5%, to $24.1 million in 1998. Net sales attributable to credit participation fee income increased $332 thousand to $2.2 million in 1998. Net sales attributable to finance interest income increased $544 thousand to $1.6 million in 1998 on receivables financed by the Company's finance subsidiary Marquise. The increase in net sales was due primarily to an increase in total jobs installed and increases in credit participation fee and finance interest income. Backlog, defined as jobs sold but not installed, increased $3.0 million from $10.9 million at the end of December 1997 to $13.9 million at the end of December 1998.

         Manufacturing and Wholesale Distribution

         Manufacturing and wholesale distribution sales are comprised of the following major product lines:

           Chain link and accessories                            $56,356,000
           Wood                                                   13,637,000
           Ornamental/specialty                                    6,923,000
           Gate operators and access control                       3,849,000
           Security systems                                        6,944,000
                                                            -----------------
                                                                  87,709,000
           Less:  inter-segment sales                              4,149,000
                                                            =================
                                                                 $83,560,000
                                                            =================

         After adjusting for the planned discontinuation of a pipe and tube joint venture and a 12% increase in the fourth quarter 1998, manufacturing and wholesale distribution sales were comparable to the prior 8 1/2 month period. Backlog, defined as orders placed but not delivered, was approximately $3.1 million at December 31, 1998.

Gross Profit

         Gross profit increased $18.0 million, or 25.5%, from $70.5 million, or 43.7% of net sales in 1997 to $88.5 million, or 36.1% of net sales in 1998. Reeves contributed $20.0 million to gross profit in 1998.

         Installed Home Improvements

         Installed home improvement product gross profit decreased $2.0 million, or 2.8%, from $70.5 million, or 43.7% of installed home improvement product sales, in 1997 to $68.5 million, or 42.5% of installed home improvement product sales, in 1998. After a $2.7 million increase in gross profit in the fourth quarter 1998, the decrease in gross profit amount was attributable to lower sales volume due primarily to the decrease in the first nine months in lead count, to a $4.4 million decrease in door sales, and to a decrease in average unit sales price during the year as a result of expanded and lower price points throughout the year. Except for the fourth quarter, the decrease in gross profit, expressed as a percentage of installed home improvement product sales, resulted from a decrease in average unit sales price as a result of expanded and lower price points, partially offset by a $328 thousand increase in the fourth quarter in credit participation fee income and in finance interest income. The license fee incurred to Sears decreased $639 thousand, or 3.8%, from $16.9 million, or 10.7% of net installed home improvement product sales, in 1997 to $16.3 million, or 10.4% of net installed home improvement product sales, in 1998. The decrease in the license fee incurred to Sears in 1998 was due to an overall decrease in net installed home improvement product sales and to a shift in the balance of sales, primarily roofing repairs and pricing test programs, to lower license fee products and services. On January 1, 1996 Sears and the Company entered into a license agreement which has been extended through June 30, 1999. Among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rate, to be charged during the term of the license agreement. Gross profit before the Sears license fee, credit participation fee and finance interest income decreased $3.4 million, or 4.1%, from $84.4 million, or 53.4% of net installed home improvement product sales, in 1997 to $81.0 million, or 51.4% of net installed home improvement product sales, in 1998. The decrease in gross profit amount and gross profit index during the first nine months 1998 was attributable to lower sales volume, including the decrease of $4.4 million in door sales for the year, and lower average unit sales prices. The unit costs of materials, installation labor and warranty expense remained relatively constant during the year.

         Manufacturing and Wholesale Distribution

         Manufacturing and wholesale distribution gross profit was $20.0 million or 22.8% of gross manufacturing and wholesale distribution revenue (before inter-segment elimination).

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased $15.1 million, or 22.7%, from $66.6 million in 1997 to $81.7 million in 1998 and, as a percentage of net sales, decreased from 41.3% to 33.4%. Reeves contributed $15.1 million in selling, general and administrative expense in 1998.

         Installed Home Improvements

         Selling, general and administrative expenses for this segment increased $121 thousand, or 0.2%, from $66.6 million in 1997 to $66.7 million in 1998 and, as a percentage of installed home improvement sales, increased from 41.3% to 41.4%. Included in the fourth quarter 1998 were large and unusual charges approximating $2.3 million. These charges included $750 thousand for provisions for credit losses on consumer finance receivables, $250 thousand for medical expenses and not included in the fourth quarter 1997, $770 thousand for new information technology systems and related expenses and $500 thousand for new advertising test programs. Direct advertising expense increased $252 thousand, or 2.5%, from $10.3 million in 1997 to $10.5 million in 1998; as a percentage of net segment sales, direct advertising expense increased from 6.4% in 1997 to 6.7% in 1998, reflecting below-plan lead generating effectiveness of ad placements and $500 thousand in test programs, offset by improved close ratios. Lead-taking activities managed through KanTel increased $950 thousand, or 45.9%, from $2.1 million in 1997 to $3.0 million in 1998. This increase was attributable to increased telephone-answering service levels, various test programs for monitoring consumer finance activities, and customer service surveys. Selling commission expense, including attendant payroll-related benefits, decreased $1.1 million, or 6.5%, from $16.6 million in 1997 to $15.5 million in 1998; as a percentage of net segment sales, selling commission expense decreased from 10.5% in 1997 to 9.9% in 1998. Sales representatives are compensated on a variable commission basis depending upon the type and gross profit of product sold. Performance-based compensation paid to officers and field, sales and production managers decreased $483 thousand to $712 thousand in 1998, reflecting the decrease in net installed home improvement sales and operating losses in 1998. The balance of selling, general and administrative expenses, primarily administrative, field operations and Marquise and general expenses, decreased $2.2 million, or 6.1%, from $36.4 million, or 22.6% of segment sales, in 1997 to $34.2 million, or 21.2% of segment sales, in 1998.

         Manufacturing and Wholesale Distribution

         Selling, general, and administrative expenses for this segment includes selling expenses of $12.3 million representing the operations, primarily payroll and related costs, and facilities and equipment costs, of 32 distribution centers and $2.8 million of general and administrative expenses.

Restructuring Expense

         During the fourth quarter 1998, the Company recorded a $1.5 million pre-tax charge for restructuring and related activities in its installed home improvements segment. The $1.5 million charge was comprised of a $460 thousand charge for the search and retention of a president and chief operating officer, a $330 thousand charge for restructuring consulting and related expenses, a $550 thousand charge for the wind-down and termination of the captive insurance company and a $200 thousand charge for severance. At December 31, 1998, the allowance for restructuring expenses was approximately $200 thousand. In addition, in the first quarter 1999 the Company expects to incur up to an additional $1.0 million pre-tax charge for incurred and known severance and other related restructuring expenses.

Operating Interest Expense

         Operating interest expense increased from $0 in 1997 to $295 thousand in 1998. The increase in operating interest expense resulted from the increase in the Company's finance subsidiary's borrowings during the year.

Amortization of Intangibles

         Amortization of intangibles increased $701 thousand, including a $546 thousand increase in the fourth quarter 1998, from $595 thousand in 1997 to $1.3 million in 1998. The amortization expense relates primarily to goodwill and other intangibles incurred in connection with the September 1994 stock repurchase from management and the Reeves acquisition in April 1998, and, to a lesser extent, the KanTel acquisition in November 1998.

Interest Expense

         Interest expense increased from $0 in 1997 to $3.4 million in 1998. This increase reflects working capital borrowings and debt related to the acquisition of Reeves and capitalized leases related to the Company's new information technology systems.

Interest Income and Other

         Interest income decreased $222 thousand from $725 thousand in 1997 to $503 thousand in 1998, primarily due to decreased interest income from lower average invested cash balances.

Income Tax Provision

         The Company's income tax provision decreased from $1.7 million, or an effective rate of 42.2%, in 1997 to $698 thousand, or an effective rate of 89.1%, in 1998. The difference in the effective income tax rate and the federal statutory rate (34%) is due primarily to amortization of intangibles (which increased in 1998) which are not deductible for income tax purposes and the effect of state income taxes.


Fiscal 1997 Compared to Fiscal 1996

Net Sales

         Net sales increased $4.0 million, or 2.6% from $157.1 million in 1996 to $161.1 million in 1997. Net sales attributable to roofing and gutter products and services decreased $590 thousand, or 0.6%, to $102.2 million in 1997. Net sales attributable to fencing products and services increased $442 thousand, or 1.7%, to $26.8 million in 1997. Net sales attributable to garage doors, entry doors, and other products and services increased $5.4 million, or 22.9%, to $29.2 million in 1997. Net sales attributable to credit participation fee income decreased $415 thousand to $1.9 million in 1997. Net sales attributable to finance interest income decreased $833 thousand to $1.1 million on receivables financed by the Company's finance subsidiary, Marquise. The increase in net sales was due primarily to a) higher percentage of higher priced proprietary products, b) an increase in the number of installations as the Company increased the number of installation crews operated by the increasing number of independent installers, and c) an increase in the average number of sales associates during the comparative years from 707 to 773. Partially offsetting these increases was a decrease in credit participation fee and finance interest income. Backlog, defined as jobs sold but not installed, decreased $3.9 million from $14.8 million at the end of December 1996 to $10.9 million at the end of December 1997.

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

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased $8.8 million, or 15.2%, from $57.8 million in 1996 to $66.6 million in 1997 and, as a percentage of net sales, increased from 36.8% to 41.3%. The increase in selling, general and administrative expenses resulted primarily from expenses associated with increased net sales, the increased number of and the cost of recruiting and training new sales associates and expenses related to the hiring of additional personnel to support the expansion of the infrastructure of the Company's core sales and installation business including the expansion of Marquise. Direct advertising expense increased $2.5 million, or 31.8%, from $7.8 million in 1996 to $10.3 million in 1997; as a percentage of net sales, direct advertising expense increased from 4.9% in 1996 to 6.4% in 1997, reflecting the de-leveraging effect created by increased direct advertising placements and below plan lead generating effectiveness of ad placements during the year. Selling commission expense, including attendant payroll-related benefits, increased $850 thousand, or 5.4%, from $15.8 million in 1996 to $16.6 million in 1997; as a percentage of net installed sales, selling commission expense increased from 10.3% to 10.5% in 1997. Sales representatives are compensated on a variable commission basis depending upon the type and gross profit of product sold. Performance-based compensation paid to officers and field, sales and production managers decreased $2.9 million, or 71%, from $4.1 million in 1996 to $1.2 million in 1997, primarily due to the decrease in operating income. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative, field operations and Marquise payrolls and related costs and general expenses, increased $8.4 million, or 27.9%, from $30.1 million, or 19.2% of net sales, in 1996 to $38.5 million, or 23.9% of net sales, in 1997. The increase was primarily due to increased expenses related to recruiting and training new sales associates and support personnel and services required to manage the Company's anticipated sales volume increases, expanding infrastructure and finance subsidiary, Marquise. The increase in selling, general and administrative expenses, as a percentage of net sales, was caused, in large part, by the aforementioned up-front investments in infrastructure required to generate future sales and installation activity.

Amortization of Intangibles

         Amortization of intangibles increased from $534 thousand in 1996 to $595 thousand in 1997. The amortization expense relates primarily to goodwill incurred in connection with the September 1994 stock repurchase from management.

Interest Income and Other

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary capital needs have been to fund the growth of the Company, to fund the September 1994 stock repurchase from management, and, more recently, to fund acquisitions and the operations of the Company's finance subsidiary, Marquise. The Company's primary sources of liquidity have been cash flow from operations, borrowings under its bank credit facilities, and, in June 1996, the net proceeds of its initial public offering. Generally, the Company's businesses are not capital intensive. Capital expenditures for 1998, 1997, and 1996 were approximately $3.8 million, $4.3 million, and $461 thousand, respectively. Capital expenditures for 1999 are expected to approximate $3.2 million, primarily related to ongoing new equipment purchases and software development for the Company's information technology systems. Future requirements for new information technology and other capital expenditures are expected to be funded by cash flow from operations and capital leases. On April 30, 1997, the Company announced a stock repurchase program to repurchase up to 500,000 shares of its common stock and on August 12, 1997, the Company increased the number of shares it is authorized to repurchase by 500,000 to 1,000,000 shares. During the second and third quarters 1997 the Company purchased 572,300 shares of its common stock for $4.7 million. In April, 1998, the Company acquired all of the issued and outstanding stock of Reeves for approximately $42.6 million. In November 1998, the Company acquired certain net assets and the business of KanTel for approximately $2.4 million. In connection with the acquisitions, the Company obtained a $42 million secured syndicated bank credit facility. At December 31, 1998, pursuant to the terms of the syndicated bank credit facility, the Company had in place interest rate swap agreements on $10 million in principal amount with members of its syndicated bank credit facility. The Company's financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes, noting that a 10% increase in interest rates would not be material. The Company believes that it has sufficient operating cash flow, working capital base, and available bank lines of credit to meet all of its obligations for the foreseeable future, including ongoing funding for Marquise, for investments in information technology, for service of debt obligations, and for the acquisition, development, and expansion of complementary new products and services and markets.

         In November 1995, the Company commenced the operations of Marquise. Marquise's primary objective is to support, along with other designated third-party finance companies, the Company's requirement for providing financing to its installed home improvement segment's customers. In the fourth quarter 1996, as a follow-on objective to expanding Marquise's consumer financing markets and products, Marquise introduced a new finance product -- fixed rate loans secured by developed residential real estate -- to a segment of its creditworthy customers that cannot obtain unsecured consumer loans. During the second quarter 1997, Marquise expanded its scope of operations, in part to leverage its consumer finance infrastructure to i) purchase from third parties portfolios of secured receivables, and ii) originate secured receivables from customers of, and/or purchase individual secured receivables originated by, entities other than the Company and its affiliates. These entities do not necessarily engage in business in any of the Company's product lines. As a general proposition, these entities are all expected to operate businesses related to installed home improvement products and services, although from time to time Marquise may also originate or purchase receivables secured by commercial real estate or otherwise acquire or originate loans that do not constitute obligations arising from installed home improvements. The outstanding principal amount of individual receivables purchased by Marquise from entities other than Exteriors may significantly exceed the average amount of all receivables owned by Marquise. The Company is continually mindful of the risks associated with consumer financing and plans to increase its consumer finance receivable portfolio at a measured pace commensurate with its available resources and acceptable levels for losses on finance receivables. Marquise has been capitalized and funded with the Company's excess operating cash flow and secured borrowings under a $15 million bank line of credit, which were subsequently paid down with a portion of the proceeds from the Company's June 1996 initial public offering. In December 1997, Marquise obtained a $10 million secured line of credit and, at December 31, 1998, had borrowed $4.5 million. The secured line of credit for Marquise expires April 1, 1999. The bank has agreed to extend the expiration date until such time as Marquise can secure an alternative credit facility. At December 31, 1998, Marquise has approximately $10.0 million in net finance receivables. During 1998, Marquise originated or purchased approximately $5.3 million of fixed rate, secured loans. At December 31, 1998, Marquise had approximately $1.7 million in outstanding commitments of the fixed rate, secured loans. The Company anticipates that its existing cash balances, the bank lines of credit, the sale of Marquise's consumer loan finance receivables as market conditions may warrant from time to time and excess cash flow from operations will be sufficient to satisfy the Company's financing cash requirements in the foreseeable future.

         In June 1996, the Company issued 2,824,950 shares of Common Stock (including underwriters' over-allotment option) at $13 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses totaling $3.8 million, were $33.0 million. A portion of the offering proceeds was used to pay a $8.6 million special dividend to pre-offering stockholders, repay all borrowings aggregating $11.9 million under the bank line of credit (used to finance Marquise receivables) and repay $3.2 million of notes to senior managers related to the September 1994 stock repurchase. From its inception in June 1993, the Company has generated cash flow from operations of approximately $27.0 million. The Company used $12.5 million of cash in connection with the repurchase of 42.2% of its Common Stock in September 1994, $6.5 million for capital expenditures and $5.0 million for the initial funding of Marquise's financing activities and start-up operations. At December 31, 1998, the Company had approximately $27.2 million in cash and cash equivalents and trade receivables and net working capital of $15.8 million. At December 31, 1998, the Company had $54.9 million in total debt including $41.3 million borrowed under its $52 million in bank lines of credit.

Year 2000

         The information provided below constitutes a "Year 2000 Readiness Disclosure" for purposes of the Year 2000 Information Readiness and Disclosure Act. The Year 2000 ("Y2K") problem is believed to affect virtually all companies and organizations. The Company's Y2K initiatives are focusing primarily on four areas of potential impact: 1) internal information technology ("IT") systems; 2) internal non-IT systems including services and embedded chips (controllers); 3) Company products and services; and 4) readiness of significant third-parties with which the Company has material business relationships.

         The Company expects to implement successfully the systems and programming changes necessary to address Y2K internal IT and non-IT readiness issues. While the Company does not believe that the costs associated with preparing for Y2K readiness will have a material adverse affect on the Company's results of operations and financial condition, there can be no assurances that there will be no delay in, or increased costs associated with, the implementation of such changes required for readiness.

         The Company has hired a dedicated Y2K readiness manager to oversee the Company's Y2K readiness activities. The Y2K manager has senior management and Board of Director sponsorship and provides semi-monthly progress reports to senior management and quarterly reports to the Board of Directors. The Y2K manager, assisted by the IT department, is responsible for raising awareness throughout the Company, developing tests and methodologies for addressing Y2K readiness, monitoring the development and implementation of business and infrastructure plans to bring non-compliant applications into compliance on a timely basis, and identifying and assisting in resolving high-risk issues.

         The Company has organized its Y2K readiness program into the following four phases: assessment; planning; preparation; and implementation. The assessment phase involves taking an inventory of the Company's internal IT applications to prioritize risk; identifying failure dates; developing a solution strategy; estimating costs; and communicating among all businesses. The planning consists of identifying the tasks necessary to ensure readiness, scheduling remediation plans for applications and infrastructure and delivering resource requirements and allocations. The third phase, preparation, involves readying the development and testing environments and testing the remediation process. The fourth phase, implementation, consists of executing the Company's plans to fix, test, and implement critical applications and associated infrastructure, and establishing contingency plans for processes that have an impact on the Company's businesses.

         The Company's target is to ensure that all applications are Y2K compliant by June 30, 1999. The assessment, planning, and preparation phases are substantially complete. As of March 15, 1999, the implementation phase is approximately 75% complete and costs incurred through December 31, 1998 approximate $200,000. Total costs for Y2K readiness are estimated to range from $300,000 to $400,000. The Company's programs for purchasing hardware and software, which began in early 1997, have addressed many Y2K issues. The Company's IT initiatives have replaced substantially all key software with new industry software, such as Oracle ERP applications and Vantive for lead-taking activities, and have installed or replaced new hardware such as Compaq and Bay Networks. Reeves, a key subsidiary, has completed the upgrading of its AS/400 BPCS system to a Y2K-certified revision of the software.

         The Company also is assessing its non-IT system readiness, such as telephone systems, fax machines, facilities' alarms, fire detectors, manufacturing equipment and other non-high-risk systems. While Y2K readiness for non-IT systems is the responsibility of each business unit, the Company's Y2K manager monitors the progress of the efforts to ensure operational continuity.

         The low-tech nature of the Company's products and services minimizes the risk of Y2K compliance except for the Company's Foreline subsidiary. Foreline, with $10.0 million in annual sales, installs, services, and monitors highly sophisticated equipment used in its security systems and solutions and security monitoring services. Some of the products could be deemed critical in security applications and non-performance to these customers could be significant. Foreline believes that its customers are responsible for assessment and costs attendant to achieving their Y2K compliance. Foreline, however, is taking steps to preserve customer satisfaction and has taken steps to notify customers of known non-compliant standards. Foreline has an internet website dedicated to communicating Y2K issues to its customer base. The cost of the readiness program for security products is not significant nor are future readiness product costs, including customer satisfaction, expected to be significant.

         The Company has developed a Y2K process for dealing with key suppliers, third-party finance companies, distributors and other business partners. The process generally involves the following steps: 1) initial supplier survey; 2) risk assessment, risk mitigation and contingency planning; 3) follow-up supplier reviews and additional procedures, if necessary; and 4) testing. To date, the majority of critical suppliers, such as Sears, and other third-party finance companies, material suppliers, and distributors have responded that they are addressing all their Y2K issues on a timely basis. The Company continues to follow-up with those suppliers who have not responded and whose responses were unsatisfactory. As part of its Y2K readiness, the Company is preparing to replace suppliers or eliminate suppliers from consideration for new business if the supplier is not prepared for Y2K.

         The Company is working to identify and analyze the most likely worst-case scenarios for third-party relationships affected by Y2K. These scenarios could include possible infrastructure collapse. The failure of power and water supplies, transportation disruptions, unforeseen product shortages due to hoarding of products and failure of communications and financial systems - any of which could have a material effect on the Company's ability to deliver its products and services to its customers. While the Company has contingency plans for most issues under its control, however, infrastructure problems outside its control, such as product supplies and third-party financing could result in delays in delivering its product and services. The Company would expect that most utilities and service providers would be able to restore service within days although more pervasive system problems for suppliers and finance companies could last for two to four weeks or more depending on the completion of the systems and the effectiveness of their contingency plans.

         There is no assurance, despite its Y2K readiness efforts, that the Company will be successful in its efforts to identify and address all Y2K issues. Even if the Company were to complete all its assessment efforts, implement remediation plans believed to be adequate and develop contingency plans believed to be adequate, problems may not be identified or corrected in time to prevent adverse consequences to the Company. The foregoing discussions regarding estimated completion dates, costs, risks and other forward-looking statements regarding Y2K are based on the Company's best estimates given information that is currently available and is subject to change. Actual results may differ materially from these estimates.

Seasonality

         The Company's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. The Company expects lower levels of sales and profitability during the period from mid-November through mid-March, impacting the first and fourth quarter of each year. The Company believes that this seasonality is caused by winter weather in certain of the Company's markets located in the northeastern and north central U.S. and by rainy weather, each of which limits the Company's ability to install exterior home improvement products including demand for commercial and industrial fencing and related products.

Inflation

         Although inflation has slowed in recent years, it is still a factor in the U.S. economy and the Company continues to seek ways to reduce its costs. To date, inflation has not had a material impact upon the operating results and the Company does not expect it to have such an impact in the future. To date, in those instances where the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurances, however, that the Company's business will not be affected in the future by inflation or that it can continue in the future to increase its selling prices to offset increased costs.

Forward-looking Statements

         This Annual Report contains forward-looking statements that involve risks and uncertainties regarding the Company's operations and future results. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides cautionary statements, detailed in the Company's Securities and Exchange Commission filings including, without limitation, the Company's current reports on Form 10-K and Form 10-Qs, which identify some of the specific factors which could cause actual results or events to differ materially from those described in the forward-looking statements.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
                                                        DECEMBER 31
                                                        -----------
                                                  1998              1997
                                            ------------------------------------
ASSETS                                                (In Thousands)
Current assets:
   Cash and cash equivalents                        $5,104           $9,966
   Accounts receivable                              22,138            6,630
   Inventories                                      15,771               --
   Refundable income taxes                           1,297              986
   Prepaids and other current assets                 3,994            1,959
   Deferred income taxes                             1,500              872
                                            ------------------------------------
Total current assets                                49,804           20,413

Finance receivables                                 10,011            8,758

Property, plant and equipment                       23,461            6,469
Less:  Accumulated depreciation                     (2,649)            (923)
                                            ------------------------------------
                                            ------------------------------------
Net property, plant and equipment                   20,812            5,546

Intangible assets, net                              38,981           16,514
Deferred income taxes                                   --            1,892
Other                                                6,521            3,466

                                            ====================================
Total assets                                      $126,129          $56,589
                                            ====================================



                                                                                   DECEMBER 31
                                                                                   -----------
                                                                             1998              1997
                                                                       ------------------------------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (In Thousands) Current liabilities:
   Due to bank and current portion of long-term debt                          $10,225           $2,604
   Accounts payable and accrued liabilities                                    22,181           10,070
   Deferred revenue                                                             1,621               --
                                                                       ------------------------------------
Total current liabilities                                                      34,027           12,674

Long-term liabilities:
   Long-term debt                                                              44,705              544
   Warranty and retention                                                      10,851            9,161
   Deferred income taxes                                                          267               --
   Other                                                                        1,867               --
                                                                       ------------------------------------
Total long-term liabilities                                                    57,690            9,705

Commitments and contingencies (Notes 10 and 11)                                    --               --

Common stockholders' equity:
   Preferred stock, $.001 par value; 4,000,000 shares authorized;                  --               --
       none issued and
outstanding
   Common stock, $.001 par value; 25,000,000 shares authorized;                     9                9
     9,079,675 shares issued in 1998 and 1997
   Additional paid-in capital                                                  34,040           34,040
   Officer notes receivable                                                      (104)            (221)
   Retained earnings                                                            5,155            5,070
   Treasury stock (at cost); 572,300 shares                                    (4,688)          (4,688)
                                                                       ------------------------------------
Total common stockholders' equity                                              34,412           34,210
                                                                       ------------------------------------
                                                                       ====================================
Total liabilities and common stockholders' equity                            $126,129          $56,589
                                                                       ====================================
See accompanying notes.





CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                     YEARS ENDED DECEMBER 31
                                                            1998             1997              1996
                                                     ------------------------------------------------------
                                                                (In Thousands, except per share)

Net sales                                                  $244,890          $161,109         $157,068
Cost of sales                                               156,375            90,633           87,739
                                                     ------------------------------------------------------
Gross profit                                                 88,515            70,476           69,329
Operating expenses:
   Selling, general, and administrative expenses             81,729            66,619           57,806
   Restructuring charges                                      1,540                --               --
   Operating interest expense                                   295                --               --
   Amortization expense                                       1,296               595              534
                                                     ------------------------------------------------------
Operating profit                                              3,655             3,262           10,989
Interest expense                                              3,375                --               --
Interest income and other                                       503               725              183
                                                     ------------------------------------------------------
Income before income taxes                                      783             3,987           11,172
Income tax provision                                            698             1,683            4,357
                                                     ======================================================
                                                     ======================================================
Net income                                               $       85         $   2,304       $    6,815
                                                     ======================================================

Net income per share:
    Basic                                                     $0.01             $.26              $.88
    Diluted                                                   $0.01             $.26              $.88
Weighted average number of common shares outstanding:
    Basic                                                     8,507            8,833             7,713
    Diluted                                                   8,510            8,833             7,778

See accompanying notes.




CONSOLIDATED  STATEMENTS OF CHANGES IN COMMON  STOCKHOLDERS'  EQUITY


Years ended December 31, 1998, 1997, and 1996
                                                            ADDITIONAL     OFFICER
                                                COMMON       PAID-IN        NOTES        TREASURY       RETAINED
                                                STOCK        CAPITAL      RECEIVABLE       STOCK        EARNINGS        TOTAL
                                            ---------------------------------------------------------------------------------------
                                                                                (In Thousands)

December 31, 1995                                       $6          $983         $(707)           $--         $4,551        $4,833
Issuance of common stock                                 3        32,948             --            --             --        32,951
Common stock special dividend                           --            --             --            --        (8,600)       (8,600)
Repayment of officer notes                              --            --            197            --             --           197
Exercise of common stock options and other              --            40             --            --             --            40
Net income - 1996                                       --            --             --            --          6,815         6,815
                                              ------------- ------------- -------------- ------------- -------------- -------------
December 31, 1996                                        9        33,971          (510)            --          2,766        36,236
Purchase of common stock for treasury                   --            --             --       (4,688)             --       (4,688)
Repayment of officer notes                              --            --            289            --             --           289
Exercise of common stock options and other              --            69             --            --             --            69
Net income - 1997                                       --            --             --            --          2,304         2,304
                                              ------------- ------------- -------------- ------------- -------------- -------------
December 31, 1997                                        9        34,040          (221)       (4,688)          5,070        34,210
Repayment of officer notes                              --            --            117            --             --           117
Net income - 1998                                       --            --            --             --             85            85
                                              ------------- ------------- -------------- ------------- -------------- -------------
December 31, 1998                                       $9       $34,040         ($104)      ($4,688)         $5,155       $34,412
                                              ============= ============= ============== ============= ============== =============
See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                               YEARS ENDED DECEMBER 31,
                                                                              1998      1997       1996
                                                                           ---------------------------------
                                                                                    (In Thousands)
OPERATING ACTIVITIES
Net income                                                                      $85   $  2,304    $  6,815
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                            3,022        932         825
     Deferred income taxes                                                      422       (657)        (652)
     Provision for credit losses                                              1,239      1,259         767
     Other                                                                      482         --         (78)
     Changes in operating assets and liabilities:
       Accounts receivable                                                  (1,750)      1,991      (5,232)
       Inventories                                                            1,535         --          --
       Refundable income taxes                                                 (78)        739      (1,725)
       Prepaids and other assets                                            (1,786)    (1,120)      (1,762)
       Accounts payable and accrued expenses                                (1,736)    (3,897)         499
       Deferred revenue                                                         536         --          --
       Warranty and retention                                                 1,690      2,233       2,702
                                                                           ---------------------------------
Net cash provided by operating activities                                     3,681      3,784       2,159
INVESTING ACTIVITIES
Capital expenditures                                                        (3,759)    (4,276)        (461)
Loans originated and purchased                                              (5,306)    (5,468)     (23,606)
Loans repaid                                                                  3,140        763       5,362
Acquisitions, net of cash acquired                                         (32,998)      (270)         (58)
Proceeds from sale of finance receivables                                        --         --      12,707
Advances to "captive" insurance company                                          --      (484)        (448)
Other                                                                         (232)      (221)         (22)
                                                                           ---------------------------------
Net cash used in investing activities                                      (39,155)    (9,956)      (6,526)
FINANCING ACTIVITIES
Advances under revolving credit agreement, net                               11,451         --          --
Proceeds on issuance of term debt                                            18,000         --          --
Borrowings on finance company bank line of credit                             2,475      2,050          --
Payments of long-term debt and capital leases                                 (877)         --          --
Payments to stockholders                                                      (554)      (564)      (4,554)
Payments on notes receivable from officers for treasury stock and               117        358         237
   other
Preferred Stock redemption                                                       --         --      (1,400)
Payments for purchase of common stock                                            --    (4,688)           -
Issuance of Common Stock, net of offering                                        --         --      32,951
  expenses
Common Stock special dividend                                                    --         --      (8,600)
                                                                           ---------------------------------
Net cash provided by (used in) financing activities                          30,612    (2,844)      18,634
                                                                           ---------------------------------
Net increase (decrease) in cash and cash equivalents                        (4,862)    (9,016)      14,267
Cash and cash equivalents at beginning of period                              9,966     18,982       4,715
                                                                           ---------------------------------
Cash and cash equivalents at end of period                                   $5,104    $ 9,966     $18,982
                                                                           =================================
Supplemental cash flow disclosure:
   Interest paid                                                             $2,047   $    344   $     377
                                                                           =================================
   Income taxes paid                                                         $1,462    $ 1,601    $  6,734
                                                                           =================================
   Investing and financing activities exclude the following activities:
          Acquisition of Reeves and KanTel through notes payable            $12,021         --          --
          Capital lease obligations                                          $1,545         --          --
                                                                           =================================
See accompanying notes.


1.  BUSINESS AND ORGANIZATION

         Diamond Home Services, Inc., formerly Diamond Exteriors, Inc.(R) ("Home Services" or the "Company"), was incorporated on May 13, 1993. Effective April 18, 1996, the Company transferred substantially all of its assets and liabilities to its newly-formed, wholly-owned subsidiary, Diamond Exteriors, Inc.(R) ("Exteriors") as a capital contribution and Exteriors made a dividend to the Company of all of the capital stock of its two wholly-owned subsidiaries, Marquise Financial Services, Inc. ("Marquise"), which was incorporated in Delaware on July 14, 1995, and Solitaire Heating and Cooling, Inc. d/b/a KanTel(TM) ("KanTel"), which was incorporated in Delaware on November 27, 1995. On April 20, 1998 the Company acquired all of the issued and outstanding capital stock of Reeves Southeastern Corporation ("Reeves"). The accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Reeves, Exteriors, Marquise, and KanTel, collectively referred to as the Company.

         The Company operates in two industry segments: installed home improvements and manufacturing and wholesale distribution. The installed home improvement segment provides in-home direct sales and marketing for installed home improvement products, primarily through direct consumer marketing under a license between Exteriors and Sears, Roebuck and Co. ("Sears"), for the sale, furnishing, and installation of roofing, gutters, doors, fencing, and related installed exterior home improvement products. Exteriors commenced its roofing, gutter, door, and related exterior home improvement business on June 1, 1993, and entered into its first license with Sears on that date.

         Exteriors negotiated a license agreement with Sears effective January 1, 1996, and extended the current agreement through June 30, 1999. License fees are based on gross sales and vary by product and service. License fees approximated $16,311,000, $16,950,000, and $16,400,000, in 1998, 1997, and 1996,
respectively.

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

         The stock acquisitions described above have been reflected in the accompanying financial statements using the purchase method of accounting as if Globe Building Materials, Inc. ("Globe"), the former majority holder of the Company's common stock, made the acquisitions and pushed-down its basis to the Company. The cost of the shares purchased in excess of their par value and the direct costs incurred by the Company were assigned to goodwill which is classified on the balance sheet as intangible assets. The Company retired 3,750,050 of the acquired shares of common stock in 1994. The remaining shares (268,750) were sold on a subscription basis to employees on January 2, 1995, in exchange for $5,000 in cash and stock subscription notes receivable totaling approximately $864,000. The notes bear interest at 7% payable annually.

         At December 31, 1998 and 1997, approximately 40.2% of the Company's outstanding common stock was owned by a wholly-owned subsidiary of Globe. The preferred stock of the Company, which was redeemed in June 1996, was owned by Globe.

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

INVENTORIES

         Inventories are stated at the lower of cost or market. Cost of raw materials and the raw materials content of work in progress and finished goods and certain purchased finished goods for Reeves are determined on the last-in, first-out method (LIFO) representing 33% of total inventory at December 31, 1998. Cost for the remainder of the inventory is determined on the first-in, first-out method (FIFO).

PROPERTY, PLANT AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of five to twenty years. The cost to acquire and develop internal-use software is capitalized and depreciated over its estimated useful lives ranging between five and seven years.

REVENUE RECOGNITION

         Exteriors recognizes revenue upon completion of each installation and receipt from the customer of a signed certificate of completion. Revenues from manufactured and purchased product sales are recognized upon shipment. Security installations, maintenance and monitoring services are recognized over the contractual period or as services are rendered and accepted by the customer. The Company receives credit participation fee income on receivables financed by third-party finance companies. Credit participation fees are earned, following contractual agreement, generally, commensurate with the income stream implicit in the receivable. For the years 1998, 1997, and 1996 the Company earned $2,185,000, $1,853,000, and $2,268,000 respectively, in credit participation fee income. Included in the balance sheet under the captions prepaids and other current assets are $1,568,000 and $960,000 and in other assets $1,037,000 and $1,187,000 of credit participation fee income due from Sears and its affiliates at December 31, 1998 and 1997, respectively.

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

ALLOWANCE FOR LOSS ON FINANCE RECEIVABLES

         Marquise maintains an allowance for losses on secured and unsecured finance receivables at an amount sufficient to protect for estimated losses of principal and interest in the current portfolio. Additions to the allowance are charged to the provision for credit losses on finance receivables. Finance receivables are charged to the allowance for credit losses when they are deemed uncollectable. Additionally, Marquise provides for the full charge-off of finance receivables when the receivable becomes 180 days contractually delinquent.

INTANGIBLES

         The components of intangibles at December 31, 1998 and 1997 are as follows:

                                            1998               1997
                                            ----               ----
Goodwill                                    $32,901,000        $17,831,000
Trademarks                                    6,500,000                 --
Covenant not to compete                       2,225,000                 --
Organizational costs                                 --            259,000
                                     ------------------- ------------------
                                             41,626,000         18,090,000
Accumulated amortization                    (2,645,000)        (1,576,000)
                                     =================== ==================
                                            $38,981,000        $16,514,000
                                     =================== ==================

         The Company amortizes intangibles over five to forty years. The Company at each balance sheet date evaluates for recognition of potential impairment of its recorded intangibles, including goodwill, against the current and un-discounted expected future cash flows. Impairment in recorded intangibles is charged to income when identified.

WARRANTY AND RETENTION

         The Company warrants its installed home improvement products and services to meet certain manufacturing and material and labor specifications. The warranty policy is unique for each installed product and service, ranges generally from 2 to 10 years, is generally for the material cost and labor, and requires the owner to meet certain preconditions such as proof of purchase. The Company accrues for estimated warranty costs based on an analysis of historical claims data. In addition, to secure performance by its independent installers of any labor-related warranty claims, the Company requires most installers to deposit a retention which is held in reserve by the Company. At December 31, 1998 and 1997, the Company had retention reserves of $2.0 million and $1.7 million, respectively.

EARNINGS PER SHARE

         Basic and diluted earnings per share are calculated in accordance with FASB No. 128, "Earnings per Share".

CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. These concentrations are limited due to the large number of customers comprising Reeves customer base and their dispersion across a large geographic area of the United States. See Note 11 for information on concentration of consumer finance receivables.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  ACQUISITIONS

         On April 20, 1998, the Company purchased all the outstanding shares of Reeves for an aggregate consideration of $42,621,000 consisting of: 1) $30,000,000 cash at closing; 2) $3,413,000 non-interest bearing notes payable in installments through June 2000; 3) $7,708,000 in 7% notes payable (to be paid into an escrow account for future possible environmental expenses, as defined) in installments through June 2005; and 4) $1,500,000 in transaction costs (the "Reeves Acquisition").

         On November 16, 1998 the Company acquired certain net assets and the telephone lead-taking operation and telemarketing business of H.I., Inc., a related party, for an aggregate purchase price of $2,398,000 (including $100 thousand in transaction costs) consisting of $1,498,000 net cash at closing and $900 thousand in 5% contingent convertible subordinated notes due October 2005.

         Based on the terms of the transactions, the acquisitions are accounted for as a purchase, in accordance with Accounting Principles Board Opinion No.
16. Accordingly, the accompanying consolidated statements of operations include Reeves's and KanTel's results of operations since the date of acquisition. The Company revalued the basis of Reeves's and KanTel's acquired assets and assumed liabilities to fair value at the date of purchase. The purchase prices of Reeves and KanTel are calculated as the cash plus fair value of notes paid plus the Company's transaction costs. The difference between the purchase price and the fair value of identifiable tangible and intangible assets acquired and the liabilities assumed and incurred is recorded as goodwill and amortized over a period of 40 years for Reeves and 7 years for KanTel. The Company has not completed its valuation of the net assets acquired and the purchase price allocation is subject to change which is not expected to be material. The tentative allocation of acquisition purchase price is as follows:

                   Purchase price                               $43,419,000
                   Transaction costs                              1,600,000
                                                         -------------------
                   Total purchase price                         $45,019,000
                                                         ===================

                   Fair value of assets acquired                $58,613,000
                   Goodwill                                      15,070,000
                   Liabilities assumed                         (28,664,000)
                                                         -------------------
                   Total                                        $45,019,000
                                                         ===================

         The following unaudited pro forma information reflects the results of the Company's operation as if the acquisitions had occurred at the beginning of the period presented adjusted, in the case of Reeves, for 1) the effect of the recurring charges related to the acquisition, primarily the amortization of goodwill, interest expense on borrowings to finance the acquisition, and an increase in depreciation expense due to the write-up to fair market value of fixed assets; and 2) the elimination of compensation for prior management and directors, certain benefit plans, and non-recurring charges.

                                             Year Ended December 31,
                                                          1998            1997
           Revenues                               $275,364,000    $279,069,000
           Net income (loss)                         (198,000)       2,536,000
           Net income per share - diluted              ($0.02)           $0.29

         The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results which actually would have been attained if the acquisitions had been consummated on the dates indicated above, nor does it purport to indicate or suggest what the results of the operations of the Company will be for any future period.

4.  INVENTORIES

         The components of inventories at December 31 are as follows:

                                                1998             1997
                                          ----------------- ----------------
           Raw materials                          $449,000            $  --
           Work-in-progress                        861,000               --
           Finished goods                       14,461,000               --
                                          ================= ================
                                               $15,771,000            $  --
                                          ================= ================

5.  PROPERTY, PLANT AND EQUIPMENT

         The costs of property, plant and equipment at December 31 are as follows:


                                                                                         Ranges of Useful
                                                            1998             1997             Lives
                                                     ------------------------------------------------------

Land                                                      $1,792,000            $  --         --
Buildings and improvements                                 4,246,000          454,000     10-20 years
Machinery and manufacturing equipment                      5,234,000               --     5-10 years
Computer equipment and software                            9,507,000        5,660,000      5-7 years
Furniture and fixtures                                     1,137,000          355,000      3-7 years
Assets under capital lease                                 1,545,000               --      5-7 years
                                                     ------------------------------------
                                                         $23,461,000       $6,469,000
                                                     ====================================


6.  ADVERTISING

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

         At December 31, 1998 and 1997, $947,000 and $757,000, respectively, of deferred direct-response advertising costs was reported as non-current assets. Net advertising expense was $10,478,000, $10,244,000, and $7,772,000 in 1998,
1997, and 1996, respectively.

7.  ACCRUED LIABILITIES

         The components of accrued liabilities at December 31 are as follows:

                                               1998             1997
                                        ------------------------------------

Payroll and payroll-related                  $2,346,000       $2,537,000
Interest                                      1,077,000               --
Warranty                                      1,000,000        1,000,000
Workers' compensation insurance                 737,000               --
Environmental                                   576,000               --
Other                                           517,000            4,000
                                        ====================================
                                             $6,253,000       $3,541,000
                                        ====================================

8.  BORROWINGS

         Due to Bank and Current Portion of Long-Term Debt and the related average interest rates at December 31 are as follows:


                                                       AVERAGE                        Average
                                               1998     RATE                  1997     Rate
                                      -------------- ------------    -------------- ------------
Current portion of long-term debt        $5,700,000         8.1%          $554,000           0%
Due to bank                               4,525,000         7.9%         2,050,000           8%
                                      ============== ============    ============== ============
                                        $10,225,000                     $2,604,000
                                      ============== ============    ============== ============

         At December 31, 1998, the Company had $4.5 million outstanding under a $10,000,000 bank secured line of credit for Marquise which expires April 1, 1999. The bank has agreed to extend the expiration date until such time as the Company can secure an alternative credit facility. Interest on the secured line of credit is prime plus .75% or LIBOR plus 3.00% and is secured by finance receivables owned by Marquise and supported by a capital maintenance agreement from Home Services and Exteriors.

         Long-term debt and related maturities and interest rates at December 31 are as follows:


                                                       1998                1997
                                                       ----                ----
           Term notes                                  $18,000,000               $  --
           Revolver                                     18,829,000                  --
           7% Acquisition notes payable                  7,708,000                  --
           0% Acquisition notes payable                  3,063,000                  --
           Due to stockholders                             544,000           1,098,000
           Capital leases and other                      1,475,000                  --
           5% Convertible subordinated notes             1,200,000                  --
           Discounts                                     (414,000)                  --
                                                ------------------- -------------------
                                                        50,405,000           1,098,000
           Less:  current portion                      (5,700,000)           (554,000)
                                                =================== ===================
                                                       $44,705,000            $544,000
                                                =================== ===================

         In connection with the Reeves acquisition, in April 1998, the Company replaced its $15,000,000 unsecured bank line of credit with a $42,000,000 (as amended) secured syndicated bank credit facility. The credit facility, as amended, is for a term of five years expiring April 2003. As of December 31, 1998, the Company was not in compliance with certain of the original credit facility's cash flow and restrictive financial covenants. The Company has amended its original credit facility to include, in significant part, the reduction of the term note facility from $30 million to $18 million, the increase of the revolving line of credit facility from $12 million to $24 million, the increase in interest rate spread on the term note facility, the establishment of minimum cash flow threshold, as defined, for each of the first three quarters of 1999 and the re-setting, at original credit facility levels, of restrictive financial covenants commencing at December 31, 1999. The credit facility, as amended, provides, among other things: 1) $18,000,000 in term notes (to be used solely for the Reeves acquisition) with quarterly principal payments of $1,125,000 commencing in June 1999; and 2) a $24,000,000 revolving line of credit (to be used for Reeves's working capital requirements and general corporate purposes). Through December 31, 1998, the interest rates are fixed as follows: 1) term notes: LIBOR plus 3.00% or prime plus .75% (8.1% at December 31, 1998); and 2) revolving line of credit: LIBOR plus 3.00% or prime plus .75% (8.1% at December 31, 1998). The interest rates on the term note was increased by .50% to LIBOR plus 3.50% or prime plus 1.25% and the amount the Company can borrow on the revolving line of credit is the aggregate of 85% of eligible receivables and 55% of eligible inventories. The interest rate spread is based on a matrix keyed to cash flow coverage ratios and ranges between LIBOR plus 1.00% to LIBOR plus 3.50% or prime to prime plus 1.25%. The credit facility also provides for interest rate protection on at least $10 million in principal amount of the term notes. At December 31, 1998, the Company had in place interest rate swap agreements on $10 million in principal amount with members of its syndicated bank credit facility. The terms of the credit facility, as amended, contain, among other provisions, restrictive requirements for maintaining cash flow and debt coverage ratios, minimum net worth, restrictions on incurring additional debt, dividends, acquisitions and stock repurchases. Deferred loan fees and costs are amortized over the term of the credit facility (5 years).

         Non-interest-bearing agreements with stockholders provide for the payment of $2,770,100 in equal monthly installments over five years beginning January 1995. All amounts due to stockholders are subordinate to the bank lines of credit.

         Capitalized leases include computer and manufacturing equipment leases with interest rates ranging between 6.5% and 10%, payable in equal monthly installments through December 2000.

         The 5% convertible subordinated notes due April 2005 are convertible into the Company's common stock only if KanTel's operations achieve certain pre-determined cost-per-lead thresholds in any one year in 1999, 2000 and 2001. The number of shares issuable upon conversion decreases from 300,000 shares to 75,000 shares, based upon the year in which the cost-per-lead threshold is attained. The shares are issuable three months following the year in which the threshold is met. The Company's debt approximates fair value at December 31, 1998.

         The aggregate maturities for all long-term debt and capitalized leases for each of the five years following December 31, 1998 are:

                                                    OTHER
                                   CREDIT      LONG-TERM DEBT
                                  FACILITY
                                -------------- ----------------
                   1999            $3,375,000       $2,325,000
                   2000             4,500,000        2,532,000
                   2001             4,500,000        1,588,000
                   2002             4,500,000        1,544,000
                   2003            19,954,000        1,541,000
                   Thereafter              --        4,460,000

9.  INCOME TAXES

         For the period January 1, 1996, through June 30, 1996, and for the year ended December 31, 1995, the Company was included in the consolidated U.S. federal income tax return of Globe. For the period indicated, a tax-sharing agreement existed between the Company and Globe specifying the allocation and payment of liabilities and benefits arising from the filing of a consolidated tax return. The operation of the tax allocation method required the Company to pay its share of the consolidated U.S. federal tax liability as if it had taxable income, and to be compensated for losses or credits for benefits which were utilized to reduce the consolidated tax liability. There would be no difference, in the indicated period, in the Company's tax liability if a tax-sharing agreement did not exist. For the period subsequent to June 30, 1996, the Company was no longer included in Globe's consolidated U.S. federal income tax return.

         The provision (benefit) for the year ended December 31 is as follows:

                             1998             1997              1996
                      ------------------------------------------------------
Current:
   Federal                    $90,000       $2,025,000        $4,324,000
   State                       57,000          315,000           685,000

Deferred:
   Federal                    476,000        (598,000)         (567,000)
   State                       75,000         (59,000)          (85,000)
                      ======================================================
                             $698,000       $1,683,000        $4,357,000
                      ======================================================

         A reconciliation of the Company's provision for income taxes based on the federal statutory income tax rate to the Company's effective tax rate is as follows:


                                                                      1998           1997           1996
                                                                -----------------------------------------------

     Federal statutory income tax rate                                 34.0%           34.0%          34.0%
     Increase (decrease) resulting from:
        State income tax, net of federal tax benefit                   11.2             4.2            3.5
        Goodwill amortization                                          36.3             3.2            1.1
        Other, net                                                      7.6              .8             .4
                                                                -----------------------------------------------
     Effective tax rate                                                89.1%           42.2%          39.0%
                                                                ===============================================


         Deferred tax assets and liabilities are recognized for the expected future tax impact of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

         The significant components of deferred tax assets and liabilities at December 31 are as follows:


                                                            1998             1997
                                                     ------------------------------------
Deferred tax assets:
   Warranty, environmental and benefits                   $5,121,000       $3,973,000
   Valuation allowances                                    1,100,000          337,000
   Other                                                     577,000          461,000
                                                     ------------------------------------
                                                     ------------------------------------
Total deferred tax assets                                  6,798,000        4,771,000

Deferred tax liabilities:
   Valuation allowances                                  (1,626,000)               --
   Depreciation                                          (2,357,000)        (198,000)
   Advertising and other                                 (1,582,000)      (1,809,000)
                                                     ------------------------------------
                                                     ------------------------------------
Total deferred tax liabilities                           (5,565,000)      (2,007,000)
                                                     ------------------------------------
                                                     ====================================
Net deferred tax assets                                   $1,233,000       $2,764,000
                                                     ====================================


10.  EMPLOYEE BENEFITS

DEFINED CONTRIBUTION PLAN

         The Company has two defined-contribution plans that cover substantially all employees. Annual contributions are determined by formula based on earnings. Contributions to the plans for 1998 were $126,000. There were no contributions to the plans in 1997 and 1996.

INCENTIVE STOCK OPTION PLAN

         In connection with the Diamond Home Services, Inc. 1996 Incentive Stock Option Plan (the "Employee Stock Option Plan"), 620,000 shares of the Company's Common Stock were reserved for issuance. At December 31, 1998, 45,085 shares were available for future grant. The Employee Stock Option Plan provides for issuance of incentive stock options, non-qualified stock options, stock appreciation rights and stock awards to employees. All options granted have ten year terms and generally vest ratably over three to five years of continued employment. At December 31, 1998, there were no stock appreciation rights or awards attached to stock options. Also, in 1996, the Company adopted the 1996 Non-Employee Director Stock Option Plan and reserved 50,000 shares for future issuance. At December 31, 1998, 44,000 shares were available for future grant. The Non-Employee Director Stock Option Plan provides for the automatic issuance, after one year from date of election as a director, of non-qualified stock options that are exercisable over a 10 year term and vest ratably over three years of continued service.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the three years ended December 31, 1998, is set forth below. The Company did not have incentive stock option plans prior to 1996.


                                                                              Weighted Average
                                                           Shares              Exercise Price
                                                   ----------------------- ------------------------
Outstanding, December 31, 1995                                         --                       --
Granted                                                           275,000                   $13.00
Exercised                                                           (525)                    13.00
Forfeited                                                         (1,950)                    13.00
                                                   ----------------------- ------------------------
Outstanding, December 31, 1996                                    272,525                    13.00
Granted                                                           217,405                    10.68
Exercised                                                         (4,250)                    13.00
Forfeited                                                        (34,825)                    13.00
                                                   ----------------------- ------------------------
Outstanding, December 31, 1997                                    450,855                    11.88
Granted                                                           186,000                    10.11
Exercised                                                              --                       --
Forfeited                                                        (60,715)                    11.61
                                                   ----------------------- ------------------------
Outstanding, December 31, 1998                                    576,140                   $11.34
                                                   ======================= ========================
Exercisable, December 31, 1996                                     68,131                   $13.00
                                                   ======================= ========================
Exercisable, December 31, 1997                                    166,925                   $12.20
                                                   ======================= ========================
Exercisable, December 31, 1998                                    269,575                   $12.00
                                                   ======================= ========================



                                          Outstanding                                Exercisable
                       --------------------------------------------------- ---------------------------------
                                          Weighted      Weighted Average                  Weighted Average
   Range of Option                        Average        Exercise Price                    Exercise Price
   Exercise Prices        Shares       Remaining Life                         Shares
---------------------- -------------- ----------------- ------------------ ------------- -------------------
               $20.00         20,000         9.7 years             $20.00            --                  --
        $13.00-$18.50        374,370         8.1 years             $13.13       211,705              $13.08
          $5.94-$8.75        131,770         9.1 years             $7.125        57,870               $7.14
               $3.875         50,000         9.7 years             $3.875            --                  --
                       --------------                                      -------------
                             576,140                                            269,575

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

         Disclosure of pro forma information regarding net income and net income per common share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options granted in 1998, 1997 and 1996 using SFAS No. 123. The options granted in 1998, 1997 and 1996 were valued using the Black-Scholes option pricing model. The weighted average value of options granted during 1998, 1997 and 1996 was $2.16, $3.02 and $7.35, respectively. The Black-Scholes option valuation model requires the input of highly subjective assumptions and, because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model cannot necessarily provide a single measure of the fair value of its stock options. The following assumptions were utilized in the valuation:

                                               December 31
                                   ------------------------------------
                                       1998         1997        1996
                                       ----         ----        ----
Risk-free interest rate               5.50%        6.20%       6.22%
Expected dividend yield                  0%           0%          0%
Expected stock price volatility       70.4%        50.0%       58.8%
Expected life options               5 years      5 years     5 years

         Had compensation cost for the Company's stock options granted been determined based on the fair value at the dates of the grants, the Company's net income and net income per common share would have been as follows on a pro forma basis (in thousands, except per share data):


                                                                               Years Ended December 31,
                                                                                1998      1997       1996
Net income (loss) applicable to common stock holders:     As reported            $85    $2,304     $6,815
                                                          Pro forma            (494)     1,886      6,535
Basic earnings (loss) per common share:                   As reported           0.01      0.26       0.88
                                                          Pro forma           (0.06)      0.21       0.85
Diluted earnings (loss) per common share:                 As reported           0.01      0.26       0.88
                                                          Pro forma           (0.06)      0.21       0.84


11.  CONSUMER FINANCING

         The following summarized financial information for Marquise is before elimination of inter-company transactions in consolidation.

Financial position at December 31:


                                                                         1998                   1997
                                                               -----------------------------------------------
    ASSETS
    Cash                                                                     $343,000               $23,000
    Finance receivables, net of allowances of $832,000 and
       $569,000 in 1998 and 1997                                           10,011,000             8,758,000
    Other assets                                                            1,237,000             1,046,000
                                                               -----------------------------------------------
    Total assets                                                          $11,591,000            $9,827,000
                                                               ===============================================

    LIABILITIES AND STOCKHOLDER'S EQUITY
    Due to bank                                                            $4,525,000            $2,050,000
    Due to Exteriors                                                        6,724,000             7,388,000
    Other liabilities                                                          74,000               147,000
                                                               -----------------------------------------------
    Total liabilities                                                      11,323,000             9,585,000
    Stockholder's equity                                                      268,000               242,000
                                                               -----------------------------------------------
    Total liabilities and stockholder's equity                            $11,591,000            $9,827,000
                                                               ===============================================


Operations for the period ended December 31:


                                                                                   1998           1997            1996
                                                                             -----------------------------------------------

                  Total finance income                                          $1,652,000      $1,108,000      $1,811,000
                  Interest expense                                                 696,000         400,000         668,000
                  Provision for credit losses                                      913,000       1,259,000         767,000
                                                                             -----------------------------------------------
                  Net interest income                                               43,000       (551,000)         376,000
                     (loss)
                  Other income                                                      13,000              --         130,000
                  Other expenses                                               (1,252,000)       (894,000)       (807,000)
                                                                             -----------------------------------------------
                  Loss before income tax benefit                               (1,196,000)     (1,445,000)       (301,000)
                  Income tax benefit                                               432,000         539,000         115,000
                                                                             -----------------------------------------------
                  Net loss                                                      ($764,000)      $(906,000)     $ (186,000)
                                                                             ===============================================

Cash flows for the period ended December 31:


                                                                                   1998           1997            1996
                                                                             -----------------------------------------------
                  Cash, at beginning of                                         $   23,000   $      50,000    $  --
                  Net cash provided by (used in) operating activities             (89,000)         272,000     (115,000)
                  Net cash used in investing activities                        (2,192,000)     (5,224,000)   (5,016,000)
                  Net cash provided by financing activities                      2,601,000       4,925,000     5,181,000
                                                                            -----------------------------------------------
                  Cash, at end of year                                            $343,000   $      23,000    $   50,000
                                                                             ===============================================


         Interest expense includes $401,000, $400,000 and $668,000 paid to Exteriors in 1998, 1997, and 1996, respectively. At December 31, 1998, Marquise had approximately $1,700,000 in approved but not funded loan commitments. At December 31, 1998, 18.6% of finance receivables in the portfolio were originated to residents of Florida (8.5%) and Texas (10.1%).

12.  COMMITMENTS

         The Company leases certain real property, vehicles and equipment under long-term non-cancelable leases expiring at various dates through 2008. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1998:

       1999                                 $3,227,000
       2000                                  2,108,000
       2001                                  1,254,000
       2002                                    592,000
       2003                                    467,000
       Thereafter                              829,000
                                          ==================
       Total minimum lease payments         $8,477,000
                                          ==================

         Rent expense was $3,472,000, $1,323,000, and $1,127,000, in 1998, 1997,
and 1996, respectively.

         During 1994, the Company entered into agreements with certain employees providing for the payment of $4,230,000 in equal monthly installments over five years beginning in January 1995, contingent on the continued employment of each employee. During 1998 and 1997, payments of $481,000 and $696,000, respectively, were made to the related employee group and $184,000 and $0, respectively, were forfeited due to change in employment status of respective employees. During 1996, payments of $769,000 were made to the related employee group and $614,000 were forfeited due to change in employment status of respective employees. The remaining liability of $409,000 for such contingent payments is not reflected in the consolidated financial statements at December 31, 1998.

13.  CONTINGENCIES

         One of Reeves's Tampa facilities has been listed, since 1982, on the federal Environmental Protection Agency's (the "EPA") Superfund National Priorities List; and both that facility and a nearby facility have been subject to remedial actions under Superfund law. After several years of investigations and studies to determine the nature and extent of the contamination of soil and groundwater alleged to be attributable to pre-1982 plant operations, the EPA issued records of decision ("ROD") for three separate operable units ("OU") prescribing the EPA's selected methods of monitoring and remedial action for the soil and surficial aquifer groundwater. These OUs and related RODs have been included in a consent decree which was approved by the U.S. District Court in July 1995. OU1, which addresses the remediation of certain soils, was completed in October 1997 with the EPA issuance of a memorandum of acceptance. OU2 and OU3 initially required the monitoring of surficial aquifer groundwater and wetlands, respectively. Depending on the results of the monitoring, the Company may need to provide for contingent remediation solutions. In addition, Reeves has been named a potential responsible party ("PRP") or has been involved in environmental investigations of remediation at a number of other sites. The terms of the Reeves acquisition agreement provide for the selling shareholders ("Sellers") to pay up to $8 million in environmental and remediation expenses in excess of $2.5 million. At December 31, 1998, the Company had reserves for future contingent liabilities of $2.4 million including $1.9 million in other non-current liabilities. For the period since acquisition, the Company had incurred $149,000 in environmental and related expenses which have been charged to the reserve. Based on information available to the Company, the Company believes that, when considering the aggregate of its reserves and its right to offset the long-term Sellers' notes, additional environmental and remediation costs, if any, will not have a materially adverse effect on the Company's results of operations, financial condition or long-term liquidity.

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

14.  RELATED PARTY TRANSACTIONS

         It is the Company's practice to have all related party transactions and arrangements discussed and reviewed by the Company's Board of Directors.

         For the period January 1, 1996 through June 23, 1996, and for the year 1995, the Company had an agreement with Globe for the performance of various administrative services. In consideration for such services, the Company paid management fees based on annual net sales, as defined. The Company believes that the cost of such services, on a stand-alone basis, approximates the management fees incurred by the Company during the indicated period. The Company incurred management fees of $311,000 for the indicated period in 1996. No amounts were due to Globe at December 31, 1998 or 1997.

         During 1996, the Company, in an informal arrangement, leased a portion of its headquarters' office space and services to a division of H.I., Inc., at cost, in the aggregate amount of $126,000. In addition, in 1996, the Company began a program to centralize and outsource its four regional lead-taking activities to H.I., Inc.'s Lawrence, Kansas, facility. The aggregate amount of lead-taking activities expenses incurred to H.I., Inc. in 1998 (through date of acquisition), 1997 and 1996 approximated $2,600,000, $2,230,000, and $302,000 respectively. On November 16, 1998, the Company acquired certain net assets and the lead-taking and call-center business of H.I., Inc. for $2.4 million including transaction costs. At December 31, 1998 and 1997, approximately $400,000 and $88,500, respectively, was due to H.I., Inc. In 1998 and 1997, the Company contracted with Alexander & Walsh, Inc. to provide advertising and other marketing and communications services to the Company. The total expenses incurred to Alexander & Walsh in 1998 and 1997 was $397,000 and $110,000, respectively. The quoted rates for the various activities performed by H.I., Inc. and Alexander & Walsh, in the opinion of management of the Company, have been obtained at a cost and on terms no more favorable than if it were to obtain them from a non-related party.

15.  INCOME PER SHARE

         The following table summarizes the information used in computing basic and diluted income per share.


                                                                    Years Ending December 31,
                                                                 1998            1997              1996
Numerator for both basic and diluted income per
share - Net Income                                              $85,000        $2,304,000        $6,815,000
                                                       ----------------- ----------------- -----------------
Denominator for basic income per share -
     Weighted shares outstanding                              8,507,375         8,832,840         7,712,795
Effect of employee stock options
     (dilutive potential of common shares)                        3,003               570            64,900
                                                       ================= ================= =================
Denominator for diluted income per share -
     Diluted shares                                           8,510,378         8,833,410         7,777,695
                                                       ================= ================= =================

         The computation of diluted earnings per share did not assume the conversion of the 5% contingent, convertible subordinated notes issued November 20, 1998 because their inclusion would have been anti-dilutive.

16.  SEGMENT DATA

         The Company has adopted FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information". With the acquisition of Reeves in April 1998, the Company operates in two industry segments and solely in the U.S.: installed home improvements, and manufacturing and wholesale distribution. The Company operated in one industry segment and solely in the U.S., installed home improvements, in 1997 and 1996.

         The industry segments are defined as follows:

Installed home improvements

         Selling, furnishing and arranging the installation of roofing systems, gutters, fencing, doors and related installed exterior home improvement products; financing of installed home improvement, and lead-taking and telemarketing operations.

Manufacturing and wholesale distribution

         Manufacturing  of  chain-link   fencing;   wholesale   distribution  of
chain-link, wood, PVC and ornamental fencing and related products; installation, maintenance and monitoring of perimeter security products and services.

         Inter-segment sales are generally recorded at market. Income (loss) from operations by segment consists of net sales less operating costs and expenses including costs of borrowed funds, income and general corporate expenses that are traceable to the business segment.

         Income from operations for the installed home improvement segment for 1998 includes a pretax charge of $1,540,000 for restructuring and related expenses and $2,270,000 in large and unusual charges incurred in the fourth quarter 1998, including $750 thousand for provisions for credit losses on consumer finance receivables, $250 thousand for medical expenses and not included in the fourth quarter 1997, $770 thousand for new information technology systems and related expenses and $500 thousand for new advertising test programs.

         Identifiable assets by business segment are those assets that are used in the Company's operations in each segment and do not include general corporate assets. General corporate assets consist primarily of cash and cash equivalents, deferred taxes and corporate property and equipment. The accounting policies of each operating segment are the same as those described in the Summary of Significant Accounting Policies footnote.

                                                         1998
NET SALES
     Installed Home Improvements                       $161,330,000
     Manufacturing and Distribution                      83,560,000
                                                    ----------------
                                                        244,890,000
Inter-segment sales:
     Manufacturing and Distribution                       4,149,000
     Eliminations                                       (4,149,000)
                                                    ================
     Net Sales                                         $244,890,000
                                                    ================

PRE-TAX INCOME
     Installed Home Improvements                         ($680,000)
     Manufacturing and Distribution                       1,463,000
                                                    ================
                                                           $783,000
                                                    ================

IDENTIFIABLE ASSETS AT DECEMBER 31:
                                                         1998
     Installed Home Improvements                        $58,264,000
     Manufacturing and distribution                      68,434,000
     General corporate                                    7,901,000
     Eliminations                                        (8,470,000)
                                                    ----------------
                                                       $126,129,000
                                                    ================

DEPRECIATION AND AMORTIZATION EXPENSE
     Installed Home Improvements                         $1,394,000
     Manufacturing and distribution                       1,628,000
                                                    ================
                                                         $3,022,000
                                                    ================

ADDITIONS TO PROPERTY, PLANT, AND EQUIPMENT
     Installed home improvements                         $3,208,000
     Manufacturing and distribution                         551,000
                                                    ================
                                                         $3,759,000
                                                    ================

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Selected quarterly financial data for 1998 and 1997 is as follows (in thousands, except per share data):


                                           First         Second         Third         Fourth
                                          Quarter        Quarter       Quarter        Quarter         Total
-------------------------------------- -------------- -------------- ------------- -------------- --------------
                1998
Net sales                                    $28,876        $65,615       $76,505        $73,894       $244,890
Gross profit                                  12,687         23,664        26,492         25,672         88,515
Net income (loss)                                185            623           566     (1,289)(1)             85
Basic earnings per common share                 0.02           0.07          0.07         (0.15)           0.01
Diluted earnings per common share               0.02           0.07          0.07         (0.15)           0.01
Range of Stock Prices                        5 3/4-7 1/24   3/8-6 1/8    3 1/4-5 1/8   2 9/16-4 1/4   2 9/16-7 1/2

                1997
Net sales                                    $30,175        $43,787       $48,301        $38,846       $161,109
Gross profit                                  13,363         19,722        21,245         16,146         70,476
Net income                                       155            651         1,350            148          2,304
Basic earnings per common share                 0.02           0.07          0.16           0.02           0.26
Diluted earnings per common share               0.02           0.07          0.16           0.02           0.26
Range of Stock Prices                     $16 3/4-28 3/4     $5 - 18      $6 3/4- 10    $6 5/8 - 10       $5 - 28 3/4

Note: The earnings per common share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per common share amounts do not necessarily equal the earnings per common share amounts for the year.

(1) Includes $1,540 in restructuring costs and expenses, or $0.11 per diluted share, and $2,270 in unusual charges, or $0.16 per diluted share. (Refer to Management's Discussion and Analysis of Financial Condition and Results of
     Operations included elsewhere herein.)



REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Diamond Home Services, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Diamond Home Services, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Home Services, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP

Chicago, Illinois
February 19, 1999